Exhibit 99.3

Bezeq The Israel Telecommunication
Corporation Ltd.

Chapter  C

Consolidated Financial Statements
for the Year Ended

December 31, 2013

The information contained in these financial statements constitutes a translation of the financial statements published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

Somekh Chaikin	Telephone	972 2 531 2000
8 Hartum Street, Har Hotzvim	Fax	972 2 531 2044
PO Box 212, Jerusalem 91001	Internet	www.kpmg.co.il

Contents	Page

Somekh Chaikin	Telephone	972 2 531 2000
8 Hartum Street, Har Hotzvim	Fax	972 2 531 2044
PO Box 212, Jerusalem 91001	Internet	www.kpmg.co.il

Auditors' Report to the Shareholders of

"Bezeq" the Israeli Telecommunication Corporation Ltd.

We have audited the accompanying consolidated statements of financial position of “Bezeq" the Israeli Telecommunication Corporation Ltd. (hereinafter “the Company”) as of December 31, 2013 and 2012 and the consolidated income statements, statements of comprehensive income, statements of changes in shareholders’ equity and statements of cash flows, for each of  the three years, in the period ended December 31, 2013. These financial statements are the responsibility of the Company's Board of Directors and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of certain consolidated subsidiaries whose assets constitute approximately 1.8% and 2.1% of the total consolidated assets as of December 31, 2013 and 2012, respectively, and whose revenues constitute approximately 1.6%, 1.9% and 1.8% of the total consolidated revenues for the years ended December 31, 2013, 2012 and 2011, respectively. The financial statements of those companies were audited by other auditors whose reports thereon were furnished to us, and our opinion, insofar as it relates to amounts emanating from the financial statements of such companies, is based solely on the reports of the other auditors.

We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor's Performance) - 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and by Management of the Company, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and on the reports of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company and its consolidated subsidiaries as of December 31, 2013 and 2012 and their results of operations, changes in equity and cash flows, for each of the three years  in the period ended December 31, 2013, in accordance with International Financial Reporting Standards (IFRS) and in accordance with the Securities Regulations (Annual Financial Statements) - 2010.

We have audited, in accordance with Auditing Standards of the Public Company Accounting Oversight Board (United States) the Internal Control over Financial Reporting of “Bezeq” the Israeli Telecommunication Corporation Ltd. as of December 31, 2013, and our report dated March 5, 2014 expressed an unqualified opinion on the effectiveness of internal control over financial reporting of “Bezeq” the Israeli Telecommunication Corporation Ltd.

Without qualifying our abovementioned opinion, we draw attention to lawsuits filed against the Company and its Subsidiaries which cannot yet be assessed or the exposure in respect thereof cannot yet be calculated, as set forth in Note 15.

Somekh Chaikin

Certified Public Accountants (Isr.)

March 5, 2014

Somekh Chaikin	Telephone	972 2 531 2000
8 Hartum Street, Har Hotzvim	Fax	972 2 531 2044
PO Box 212, Jerusalem 91001	Internet	www.kpmg.co.il

Auditor’s Attestation Report

The Board of Directors and Stockholders
"Bezeq"- The Israel Telecommunication Corporation Ltd.

We have audited "Bezeq"- The Israel Telecommunication Corporation Ltd.’s  (hereinafter “The Company”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework  (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management‘s Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with generally accepted auditing principles in Israel, the consolidated balance sheets of the Company and its subsidiaries  as of December 31, 2013, and 2012, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period which ended December 31, 2013, and our report dated March 5, 2014 expressed an unqualified opinion on those consolidated financial statements with an explanatory paragraph referring to Note 15 regarding the claims made against the Company and its subsidiaries for which at this point the exposure cannot be assessed or calculated.

Somekh Chaikin
Certified Public Accountants

Jerusalem, Israel
March 5, 2014

Somekh Chaikin, a partnership registered under the Israeli Partnership Ordinance, is the Israeli member firm of KPMG International, a Swiss cooperative.

Consolidated Financial Statements as at December 31, 2013

Consolidated Statements of Financial Position as at December 31

		2013	2012
Assets	Note	NIS million	NIS million

Cash and cash equivalents	2.3, 3	610	466
Investments, including derivatives	2.3, 4	1,132	1,081
Trade receivables	2.3, 5	2,651	2,927
Other receivables	2.3, 5	344	321
Inventory		117	123
Assets classified as held for sale		66	44
Total current assets		4,920	4,962

Trade and other receivables	2.3, 5	652	1,074
Property, plant and equipment	2.4, 7	5,973	6,076
Intangible assets	2.6, 8	2,060	2,178
Deferred and other expenses	2.8, 9	261	255
Investments in equity-accounted investees (mainly loans)	2.1.5, 10	1,015	1,005
Investments, including derivatives	2.3, 4	81	90
Deferred tax assets	2.15, 6	60	128	*
Total non-current assets		10,102	10,806
Total assets	15,022	15,768

Consolidated Statements of Financial Position as at December 31 (Contd.)

		2013	2012
	Note	NIS million	NIS million

Debentures, loans and borrowings	2.3, 11	1,136	1,140
Trade payables	12	719	790
Other payables, including derivatives	12	707	703
Current tax liabilities		523	456
Provisions	2.12, 13	125	155
Employee benefits	2.11, 14	257	251	*
Dividend payable	18.2.2	-	969
Total current liabilities		3,467	4,464

Loans and debentures	2.3, 11	8,691	8,406
Employee benefits	2.11, 14	234	260	*
Provisions	2.12, 13	68	66
Deferred tax liabilities	2.15, 6	55	55
Other liabilities		84	62
Total non-current liabilities		9,132	8,849

Total liabilities		12,599	13,313

Total equity	18	2,423	2,455	*
Total liabilities and equity	15,022	15,768

Shaul Elovitch	Stella Handler	David "Dudu" Mizrahi
Chairman of the Board	CEO	Deputy CEO and CFO

* Restated following retrospective application of the amendment to IAS 19, Employee Benefits. See Note 1.8.

Date of approval of the financial statements: March 5, 2014

The attached notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income for the Year Ended December 31

		2013	2012		2011
	Note	NIS million	NIS million		NIS million
Revenues	2.13, 19	9,563	10,278		11,373

Costs and expenses
Depreciation and amortization	2, 7, 8, 9	1,311	1,436		1,395
Salaries	20	1,872	1,976	*	2,090	*
General and operating expenses	21	3,576	3,953		4,494
Other operating expenses (income), net	22	(15)	(128)		139
		6,744	7,237		8,118

Operating profit		2,819	3,041		3,255
Financing expenses	2.14, 23
Financing expenses		573	649	*	601	*
Financing income		(428)	(498)		(389)
Financing expenses, net		145	151		212

Profit after financing expenses, net		2,674	2,890		3,043
Share in losses of equity-accounted investees	2.1.5, 10	252	245		216
Profit before income tax		2,422	2,645		2,827
Income tax	2.15, 6	651	778	*	758	*
Profit for the year		1,771	1,867		2,069

Attributable to:
Owners of the Company		1,771	1,861	*	2,074	*
Non-controlling interests		-	6		(5)
Profit for the year		1,771	1,867		2,069
Earnings per share (NIS)	25
Basic earnings per share		0.65	0.68		0.77	*

Diluted earnings per share		0.65	0.68		0.76

* Restated following retrospective application of the amendment to IAS 19, Employee Benefits. See Note 1.8.

The attached notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income for the Year Ended December 31

	2013	2012		2011
	NIS million	NIS million		NIS million
Profit for the year	1,771	1,867	*	2,069	*
Items of other comprehensive income not transferred to profit or loss
Actuarial gains (losses) net of tax	22	(20)		27
Items of other comprehensive income (net of tax) to be transferred to profit or loss subsequent to initial recognition in comprehensive income	(16)	(7)		8
Total comprehensive income for the year	1,777	1,840		2,104
Attributable to:
Owners of the Company	1,777	1,834	*	2,109	*
Non-controlling interests	-	6		(5)
Total comprehensive income for the year	1,777	1,840		2,104

* Restated following retrospective application of the amendment to IAS 19, Employee Benefits. See Note 1.8.

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at December 31, 2013

Comprehensive Statements of Changes in Equity for the Year Ended December 31

	Share capital	Share premium	Capital reserve for employee options	Capital reserve for a transaction between a corporation and a controlling shareholder	Other reserves	Deficit	Total	Non-controlling interests	Total equity
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million

	Attributable to owners of the Company

Balance as at January 1, 2011	6,213	378	146	390	(10)	(1,806)*	5,311	43	5,354
Income in 2011	-	-	-	-	-	2,074 *	2,074	(5)	2,069
Other comprehensive income for the year, net of tax	-	-	-	-	8	27	35	-	35
Total comprehensive income for 2011	-	-	-	-	8	2,101	2,109	(5)	2,104
Transactions with owners recognized directly in equity
Distribution not in compliance with the earnings test (Note 18.2.2)	(2,415)	(396)	-	-	-	-	(2,811)	-	(2,811)
Dividend to Company shareholders	-	-	-	-	-	(2,155)	(2,155)	-	(2,155)
Share-based payments	-	-	167	-	-	-	167	-	167
Exercise of options for shares	28	86	(93)	-	-	-	21	-	21
Balance as at December 31, 2011	3,826	68	220	390	(2)	(1,860)	2,642	38	2,680
Income in 2012	-	-	-	-	-	1,861 *	1,861	6	1,867
Other comprehensive income for the year, net of tax	-	-	-	-	(7)	(20)	(27)	-	(27)
Total comprehensive income for 2012	-	-	-	-	(7)	1,841	1,834	6	1,840
Transactions with owners recognized directly in equity
Dividends to Company shareholders (Note 18.2.3)	-	-	-	-	-	(2,071)	(2,071)	-	(2,071)
Share-based payments	-	-	72	-	-	-	72	-	72
Exercise of options for shares	11	32	(36)	-	-	-	7	-	7
Exercise of options for shares in a subsidiary	-	-	-	-	2	-	2	6	8
Acquisition of non-controlling interests	-	-	-	-	(31)	-	(31)	(46)	(77)
Distribution to holders of non-controlling interests, net	-	-	-	-	-	-	-	(4)	(4)
Balance as at December 31, 2012	3,837	100	256	390	(38)	(2,090)*	2,455	-	2,455
Income in 2013	-	-	-	-	-	1,771	1,771	-	1,771
Other comprehensive income for the year, net of tax	-	-	-	-	(16)	22	6	-	6
Total comprehensive income for 2013	-	-	-	-	(16)	1,793	1,777	-	1,777
Transactions with owners recognized directly in equity
Dividends to Company shareholders (Note 18.2.3)	-	-	-	-	-	(1,830)	(1,830)	-	(1,830)
Share-based payments	-	-	29	-	-	-	29	-	29
Exercise of options for shares	5	43	(43)	-	-	-	5	-	5
Increase in the rate of holding in a subsidiary (Note 10.2.2)	-	-	-	-	(13)	-	(13)	-	(13)
Balance as at December 31, 2013	3,842	143	242	390	(67)	(2,127)	2,423	-	2,423

* Restated following retrospective application of the amendment to IAS 19, Employee Benefits. See Note 1.8.

The attached notes are an integral part of these consolidated financial statements.

Consolidated Financial Statements as at December 31, 2013

Consolidated Statements of Cash Flows for the Year Ended December 31

		2013	2012	2011
	Note	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit for the year		1,771	1,867 *	2,069 *
Adjustments:
Depreciation and amortization	7,8,9	1,311	1,436	1,395
Share of losses of associates	10	252	245	216
Financing expenses, net	23	278	291	295 *
Capital gain, net	22	(159)	(150)	(181)
Share-based payments	24	29	72	167
Income tax expenses	6	651	778 *	758 *
Miscellaneous		(22)	-	(19)

Change in inventory		9	74	(33)
Change in trade and other receivables	5	646	505	(756)
Change in trade and other payables	12	27	(233)	(131)
Change in provisions	13	(29)	(34)	(64)
Change in employee benefits	14	2	(144)*	69 *
Change in other liabilities		11	(31)	50
Net income tax paid		(625)	(662)	(649)
Net cash from operating activities		4,152	4,014	3,186
Cash flow used in investment activities
Investment in intangible assets and in deferred expenses	8,9	(186)	(269)	(355)
Proceeds from the sale of property, plant and equipment		312	305	266
Acquisition of financial assets held for trading and others		(1,570)	(2,527)	(2,859)
Proceeds from the sale of financial assets held for trading and others		1,528	2,396	1,967
Purchase of property, plant and equipment	7	(1,042)	(1,271)	(1,548)
Proceeds from disposal of investments and long-term loans		9	100	11
Miscellaneous		32	29	27
Net cash used in investing activities		(917)	(1,237)	(2,491)
Cash flows used in financing activities
Issue of debentures and loans received	11	1,364	650	5,292
Repayment of debentures and loans	11	(1,120)	(720)	(1,483)
Dividends paid	18	(2,830)	(3,071)	(3,155)
Interest paid		(453)	(464)	(377)
Increase in the rate of holding in a subsidiary	10.2.2	(50)	(77)	-
Miscellaneous		(2)	19	15
Net cash from (used in) financing activities		(3,091)	(3,663)	292

Increase (decrease) in cash and cash equivalents, net		144	(886)	987
Cash and cash equivalents as at January 1		466	1,352	365
Cash and cash equivalents as at the end of the year		610	466	1,352

* Restated following retrospective application of the amendment to IAS 19, Employee Benefits. See Note 1.8.

The attached notes are an integral part of these consolidated financial statements

Notes to the Consolidated Financial Statements as at December 31, 201

Notes to the Financial Statements

1.	Basis of Preparation

1.1.	Definitions

In these financial statements:

The Company: Bezeq The Israel Telecommunication Corporation Limited

The Group: Bezeq The Israel Telecommunication Corporation Limited and its subsidiaries, as follows:

Subsidiaries: Companies, the financial statements of which are fully consolidated, directly or indirectly, with the financial statements of the Company, as set out in Note 10.2.

Associates: Companies, in which the Group’s investment is included, directly or indirectly, in the consolidated financial statements on the equity basis, including DBS Satellite Services (1998) Ltd. and other associates that are not material. See also Note 10.1.

Investees: Subsidiaries or associates

Related party: As defined in IAS 24, Related Party Disclosures

Interested parties: As defined in paragraph (1) of the definition of an “interested party” in section 1 of the Securities Law, 1968

1.2.	Statement of compliance

The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and in accordance with the Securities Regulations (Annual Financial Statements), 2010

The consolidated financial statements were approved by the Board of Directors on March 5, 2014.

1.3.	Functional currency and presentation currency

The consolidated financial statements are presented in NIS, which is the Group’s functional currency, and have been rounded to the nearest million. The NIS is the currency that represents the principal economic environment in which the Group operates.

1.4.	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items:

•	Financial instruments, including financial derivatives, at fair value through profit or loss

•	Financial assets classified as available-for-sale at fair value

•	Inventories measured at the lower of cost and net realizable value

•	Equity-accounted investments

•	Deferred tax assets and liabilities

•	Provisions

•	Liabilities for employee benefits

•	Liabilities for cash-settled share-based payment arrangements

For further information about the measurement of these assets and liabilities see Note 2, Significant Accounting Policies.

1.5.	Operating cycle

The Group’s operating cycle is up to one year. As a result, current assets and current liabilities include items the realization of which is intended and anticipated to take place within one year from the date of the financial statements.

Notes to the Consolidated Financial Statements as at December 31, 201

1.6.	Classification of expenses recognized in the statement of income

Costs and expenses in the statement of income are presented and analyzed on the basis of the function of the expenses. The classification is compatible with the understanding of the Group’s businesses, which address a wide range of services using common infrastructure. All of the costs and expenses are used to provide services.

1.7.	Use of estimates and judgment

1.7.1
The preparation of financial statements in conformity with IFRS requires the Group's management to make judgments and use estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Company prepares the estimates on the basis of past experience. In exercising its judgment when making the estimates, management relies on experience, various facts, external circumstances, and reasonable assumptions according to the relevant circumstances of each estimate.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant estimates and judgments made when applying accounting policies and changes in these estimates and assumptions that could potentially have a material effect on the financial statements are as follows:

Subject	Principal assumptions	Possible effects	Reference

Useful life of property, plant and equipment and intangible assets	Assumption of the useful life of groups of property, plant and equipment and intangible assets	Change in the value of property, plant and equipment and intangible assets and in depreciation and amortization expenses	Notes 7 and 8
Deferred taxes	Assumption of projected future realization of the tax benefit	Recognition or reversal of deferred tax asset in profit or loss	Note 6
Uncertain tax positions
The Group’s uncertain tax positions and the risk of incurring any additional tax and interest expenses. This is based on an analysis of a number of matters including interpretations of tax laws and the Group’s past experience
		Recognition of additional or open income tax expenses	Note 6
Provisions and contingent liabilities	Assessment of the likelihood of claims against Group companies and measuring potential liabilities attributable to claims	Reversal or creation of a provision for a claim and recognition of income/expenses respectively	Note 13 and Note 15
Measurement of recoverable amounts of cash-generating units that include goodwill	Assumption of expected cash flows from cash-generating units	Recognition of impairment loss	Note 8.2
Provision for doubtful debts	Assessment of the risk of non-collection of trade receivables	Recognition or reversal of doubtful debt expenses and recognition of lost debt expenses	Note 5
Post-employment employee benefits	Actuarial assumptions such as discount rate, future salary increases and churn rate	Increase or decrease in the post-employment defined benefit obligation	Note 14
Indications of investment impairment in an associate and of cash-producing units	Indications of impairment	Recognition of loss from investment impairment in an associate or a cash-producing unit.	Note 10

1.7.2
Determining fair value

When preparing the financial statements, the Group is required to determine the fair value of certain assets and liabilities. Further information about the assumptions made in determining fair values is disclosed in Note 28.7 regarding fair value.

Notes to the Consolidated Financial Statements as at December 31, 201

           1.8.          Changes in accounting policies

As from January 1, 2013, the Group applies the new standards and amendments described below:

•	A new suite of financial reporting standards on consolidation of financial statements (IFRS 10), joint arrangements (IFRS 11) and disclosure of involvement with other entities (IFRS 12).

•	IFRS 13, Fair Value Measurement:

•	Amendment to IAS 19, Employee Benefits

•	Amendment to IAS 36, Impairment of Assets: Recoverable Amount Disclosures for Non-Financial Assets. The Group has chosen early adoption of the amendment to IAS 36.

Application of the new standards did not have a material effect on the Group's financial statements, including IFRS 10, regarding assessment of the absence of the Company's control of DBS. As a result of retrospective application by way of restatement of the amendment to IAS 19, the Group restated the statements of income for 2011 and 2012 and recognized an increase in net profit of NIS 8 million and NIS 3 million, respectively. In addition, as at January 1, 2011, December 31, 2011, and December 31, 2012, the Company recognized a decrease in capital of NIS 16 million, NIS 8 million and NIS 5 million, respectively.

2.	Significant Accounting Policies

The accounting policies set out below have been applied consistently by Group entities for all periods presented in these consolidated financial statements, except as described in the section referring to changes in accounting policy in Note 1.8 above.

2.1.	Consolidation of the financial statements and investments in associates

2.1.3	Business combinations

The Group implements the acquisition method for all business combinations.

The acquisition date is the date on which the acquirer obtains control over the acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taking into account when assessing control.

2.1.4	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date of loss of control. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Group.

2.1.5	Transactions eliminated on consolidation

Intra-group balances and income and expenses arising from intra-group transactions, are eliminated in the consolidated statements.

2.1.6
Non-controlling interests

Transactions with non-controlling interests, while retaining control, are accounted for as equity transactions. Any difference between the consideration paid or received for change in non-controlling interests is recognized in equity. The Group elected to present the difference under capital reserve for transactions with holders of non-controlling interests.

2.1.7
Associates (accounted for by the equity method)

Associates are those entities in which the Group has significant influence, but not control, over the financial and operating policies. In respect of equity-accounted investments, goodwill is included in the carrying amount of the investment. For further information about recognition of impairment loss for these investments, see section 2.10.3 below.

Notes to the Consolidated Financial Statements as at December 31, 201

2.4.3	Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives. An asset is depreciated when it is ready for use, meaning when it reaches the location and condition necessary for it to be capable of operating in the manner intended by management.

When the Group holds additional long-term interests in the associate (such as loans) which are a part of the Group’s net investment in the associate, and when the Group’s proportionate share in the additional interests is different to the Group’s share in the equity of the associate, the Group recognizes its share in the additional losses of the associate at its proportionate share in the additional interests according to the percentage of the Company's participation in all the levels of the additional interests and according to the order of priority of the additional levels of interests ("the Levels Method"). If, subsequently, the Group recognizes its share in the profits of the associate, the Company recognizes its share in the profits up to the amount of the cumulative losses previously recognized.

The Company's investment in DBS is stated as described above. See Note 10.1 below.

2.2.	Foreign currency transactions

Transactions in foreign currency are translated into the functional currency of the Group at the exchange rate on the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies on the reporting date are retranslated to the functional currency at the exchange rate at that date.

2.3.	Financial instruments:

2.3.1	Non-derivative financial assets

Non-derivative financial assets include mainly investments in exchange traded funds and financial funds, trade and other receivables, and cash and cash equivalents.

The Group initially recognizes financial assets at the date the Group becomes a party to contractual provisions of the instrument, meaning the date that the Group fulfills its obligations under the contract.

Financial assets are derecognized when the contractual rights of the Group to the cash flows from the asset expire, or the Group transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Regular way sales of financial assets are recognized on the trade date, meaning on the date the Group undertook to sell the asset.

2.3.2	Classification of financial assets and the accounting treatment in each group

The Group classifies its financial assets as follows:

Cash and cash equivalents

Cash comprises cash balances available for immediate use and call deposits. Cash equivalents comprise short-term highly liquid investments (with original maturities of three months or less) that are readily convertible into known amounts of cash and are exposed to insignificant risks of change in value.

Financial assets at fair value through profit or loss

A financial asset is classified at fair value through profit or loss (mainly the Group’s investment in exchange-traded funds, deposit notes and financial funds) if it is classified as held for trading or is designated as such upon initial recognition. These financial assets are measured at fair value, and changes therein are recognized in the statement of income.

Available-for-sale financial assets:

The Group’s investments in securities (through a venture capital fund) are classified as available-for-sale financial assets. These investments are measured at fair value and changes therein, other than impairment losses, are recognized directly in other comprehensive income. At the date of derecognition of the investment, the profits from disposal of the investment and the profits that were recognized in capital reserve, are recognized in profit or loss. The Group elected to recognize profits or losses from disposal of available-for-sale financial assets under financing income or expenses.

Notes to the Consolidated Financial Statements as at December 31, 201

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognized initially at fair value plus attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

2.3.3	Non-derivative financial liabilities

Non-derivative financial liabilities include debentures issued by the Group, loans and borrowings from banks and other credit providers, and trade and other payables.

The Group initially recognizes debt instruments as they are incurred.

Financial liabilities are initially recognized at fair value plus any attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method.

Financial liabilities are derecognized when the obligation of the Group, as specified in the agreement, expires or when it is discharged or canceled.

2.3.4	CPI-linked assets and liabilities that are not measured at fair value

The value of CPI-linked financial assets and liabilities, which are not measured at fair value, are revalued in each period according to the actual increase in the CPI.

2.3.5	Offsetting financial instruments

Financial assets and liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

2.3.6	Derivative financial instruments, including hedge accounting

A.	Hedge accounting

The Group holds derivative financial instruments to hedge cash flows for risks to future changes in the CPI and exchange rate risks.

Forward contracts are measured at fair value. Changes in the fair value of the derivative hedging instrument designated as a cash flow hedge are recognized through other comprehensive income, in a hedging reserve under equity, to the extent that the hedge is effective. To the extent that the hedge is ineffective, changes in fair value are recognized in profit or loss. The amount recognized in the hedging reserve is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the statement of income as the hedged item.

B.	Economic hedges

|The Group holds additional derivative financial instruments in an immaterial amount to hedge copper prices and exchange rate risks. Hedge accounting is not applied to these instruments. These derivative instruments are recognized at fair value; changes in fair value are recognized in the statement of income as incurred.

2.4.	Property, plant and equipment

2.4.1	Recognition and measurement

The Group elected to measure items of property, plant and equipment at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures that are directly attributable to acquisition of the asset. The cost of self-constructed assets includes the cost of materials, direct labor and financing costs as well as any other cost directly attributable to bringing the asset to the condition for its use intended by the management, and the costs of dismantling and removing the items and restoring the site on which they are located when the Group has an obligation to vacate and restore the site. The cost of purchased software that is integral to the functionality of the related equipment is recognized as part of the cost of the equipment.

Notes to the Consolidated Financial Statements as at December 31, 201

Spare parts, servicing equipment and stand-by equipment are classified as property, plant and equipment when they meet the definition of property, plant and equipment in IAS 16, and are otherwise classified as inventory.

When major parts of the property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of the property, plant and equipment.

Gains or losses from disposal of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of the asset, and are recognized at the net amount under “other income” in the statement of income.

2.4.2	Subsequent expenditure

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefit embodied in the replaced item will flow to the Group and its cost can be measured reliably. The costs of day-to-day servicing are recognized in the statement of income as incurred.

2.4.3	Depreciation

Depreciation is recognized in the statement of income on a straight-line basis over the estimated useful life of each part of an item of property, plant and equipment, since this most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset. Leased assets under finance lease agreements are depreciated over the shorter of the lease term and their useful lives. An asset is depreciated when it is ready for use, meaning when it reaches the location and condition necessary for it to be capable of operating in the manner intended by management.

Leasehold improvements are depreciated over the shorter of the lease term, including the extension option held by the Group and intended to be exercised and the expected life of the improvement.

The estimated useful lives for the current and comparative periods are as follows:

	Year	Average depreciation (%)
NGN equipment	10	10
Transmission, power and switch equipment	4-10	13
Network	12-25	6
Subscriber equipment and installations	3-6	25
Vehicles	6-7	16
Internet equipment	4	25
Office and general equipment	5-14	13
Electronic equipment, computers and internal communication systems	3-7	23
Cellular network	4-10	10
Buildings	25	5
Submarine cable	4-25	4

Depreciation methods, useful lives and residual values are reviewed at least in each reporting year and adjusted as required.

2.5.	Group of non-current assets held for sale.

Non-current assets, which are expected to be realized by way of sale rather than ongoing use, are classified as assets held for sale. These assets are presented at the lower of the carrying amount and fair value, less selling costs.

Notes to the Consolidated Financial Statements as at December 31, 201

2.6.	Intangible assets

2.6.1	Goodwill

Goodwill that arises upon the acquisition of subsidiaries is included in intangible assets. Subsequent to initial recognition, goodwill is measured at cost less accumulated impairment losses. Goodwill is measured at least once a year to assess impairment as described in section 2.10.2 below.

2.6.2	Software development costs

Software development costs are recognized as an intangible asset only if the development costs can be measured reliably; the software is technically and commercially applicable; and the Group has sufficient resources to complete the development and intends to use the software. The costs recognized as an intangible asset include the cost of the materials, direct labor and overhead expenses directly attributable to preparation of the asset for its intended use. Other development costs are recognized in the statement of income as incurred.

Capitalized development costs are measured at cost less amortization and accumulated impairment losses.

2.6.3	Software

Software that is an integral part of the hardware, which cannot function without the programs installed on it, is classified as property, plant and equipment. However, licenses for stand-alone software which add functionality to the hardware are classified as intangible assets. Software depreciation is recognized in the statement of income using the straight-line method over the estimated useful life of the asset.

2.6.4	Rights to frequencies

Rights to frequencies refer to Pelephone’s rights to cellular communication frequencies according to a Ministry of Communications tender. Depreciation of the asset is recognized in the statement of income on the straight line method over the license term, which is 13 years and 7 months starting from the use of the frequencies.

2.6.5	Other intangible assets

Other intangible assets acquired by the Group, which have a definite useful life, are measured at cost less amortization and accumulated impairment losses.

2.6.6	Subsequent expenditure

Subsequent expenditure is recognized as an intangible asset only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure relating to generated goodwill and brands, is recognized in the statement of income as incurred.

2.6.7	Amortization

Amortization of intangible assets is recognized in the statement of income on a straight-line basis over the estimated useful life of the intangible assets, other than goodwill, from the date on which the assets are available for use. Goodwill is not systematically amortized but is tested for impairment at least once a year.

Estimated useful lives for the current and comparative periods are as follows:

Type of asset	Amortization period
Development costs	3-10 years
Other rights	2-13 years, depending on the useful life
Frequency usage right	Over the term of the license for 14 years starting from the use of the frequencies
Computer programs and software licenses	Over the term of the license or the estimated time of use of the software

Amortization methods and useful lives are reviewed at least at each reporting year and adjusted if appropriate.

Notes to the Consolidated Financial Statements as at December 31, 201

2.7.	Leased assets

Leases, including leases of land from the Israel Land Administration, where the Group assumes essentially all the risks and rewards of ownership, are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to the asset. Other leases are classified as operating leases and the leased assets are not recognized in the Group’s statement of financial position. Payments made under operating leases are recognized in profit or loss on a straight-line basis over the term of the lease.

Determining whether an arrangement contains a lease:

At inception or upon reassessment of an arrangement, the Group determines whether such an arrangement is or contains a lease. An arrangement is a lease or contains a lease if the following two criteria are met:

•	The fulfillment of the arrangement is dependent on the use of a specific asset or assets; and

●	The arrangement contains rights to use the asset.

If, in accordance with these terms, the Group determines that the agreement does not contain a lease, the agreement is accounted for as a service agreement and payments for the service are recognized in profit or loss on a straight line basis, over the service period.

2.8.	Right of use of capacities

Transactions for acquiring an indefeasible right of use (IRU) of seabed cable capacities are accounted for as service transactions. The prepaid expense is amortized on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

Identifiable capacities which serve the Group exclusively fulfill the definition of a finance lease and were recognized in property, plant and equipment. The asset is depreciated on a straight-line basis as stated in the agreement and no more than the expected estimated useful life of those capacities.

2.9.	Inventory

Inventory is measured at the lower of cost or net realizable value. The Group elected to base the cost of inventory on the moving average principle.

The inventory of a subsidiary includes terminal equipment and accessories intended for sale and service, as well as spare parts used for repairs in the repair service it provides to its customers.

Slow-moving inventory of terminal equipment, accessories and spare parts are stated net of the provision for impairment.

2.10.	Impairment

2.10.1	Non-derivative financial assets

The Group tests a financial asset for impairment when objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Significant financial assets are tested for impairment on an individual basis. Other financial assets are assessed for impairment collectively in groups that share similar credit risk characteristics. The financial statements include specific provisions and Group provisions for doubtful debts, which properly reflect, in the estimation of the management, the loss inherent in debts for which collection is in doubt.

2.10.2	Non-financial assets

Timing of impairment testing

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the recoverable amount of the asset is estimated.

Notes to the Consolidated Financial Statements as at December 31, 201

The Group assesses the recoverable amount of goodwill once a year, or more frequently if there are indications of impairment.

Measurement of recoverable amount

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset (for which future cash flows were not adjusted).

Determining cash-generating units

For the purpose of impairment testing, the assets are grouped together into the smallest group of assets that generates cash from continuing use that are largely independent of other assets or groups of assets (cash-generating unit).

Allocation of goodwill to cash-generating units

For purposes of goodwill impairment testing, cash-generating units to which goodwill has been allocated are aggregated so that the level at which impairment testing is performed reflects the lowest level at which goodwill is monitored for internal reporting purposes, but in any event is not larger than an operating segment. Goodwill acquired in a business combination is allocated for the purpose of impairment testing to cash-generating units that are expected to generate benefits from the synergies of the combination.

2.10.3	Investments in equity-accounted investees

An investment in an associate is tested for impairment when objective evidence indicates that there has been an impairment. Goodwill that forms part of the carrying amount of an investment in an associate is not recognized separately, and therefore is not tested for impairment separately.

2.11.	Employee benefits

2.11.1	Post-employment benefits

The Group has a number of post-employment benefit plans. The plans are usually financed by deposits with insurance companies and they are classified as defined contribution plans and defined benefit plans.

A.	Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Group pays fixed contributions into a separate entity and has no legal or constructive obligation to pay further amounts.

The Group’s obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in the statement of income in the periods during which services are rendered by employees.

B.	Defined benefit plans

The Group’s net obligation in respect of defined benefit pension plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is presented at its present value and the fair value of any plan assets is deducted.

The discount rate is the yield at the reporting date on Government debentures denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed annually by a qualified actuary.

Notes to the Consolidated Financial Statements as at December 31, 201

Net interest costs on a defined benefit plan are calculated by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability.

The Group elected to recognize the interest costs that were recognized in profit or loss under financing expenses.

Remeasurement of the net defined benefit liability comprises of actuarial gains and losses and the return on plan assets (excluding interest). Remeasurements are recognized immediately directly in retained earnings through other comprehensive income.

When the benefits of a plan are improved or curtailed, the portion of the increased benefit relating to past service by employees or the gain or loss on curtailment are recognized immediately in profit or loss when the plan improvement or curtailment occurs.

2.11.2	Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods. The amount of these benefits is stated at its present value. The discount rate is the yield at the reporting date on government bonds denominated in the same currency, that have maturity dates approximating the terms of the Group’s obligations. The calculation is performed using the projected unit credit method. Any actuarial gains or losses are recognized in the statement of income in the period in which they arise.

2.11.3	Termination benefits

Termination benefits are recognized as an expense when the Group is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date. Termination benefits for voluntary retirement are recognized as an expense if the Group has made an offer of voluntary retirement, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

2.11.4	Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on the date when the benefits are expected to be to be wholly settled.

In the statement of financial position the employee benefits are classified as current benefits or as non-current benefits according to the time the liability is due to be settled.

2.11.5	Share-based payments

The fair value on the grant date of options for Company shares granted to employees is recognized as a salary expense with a corresponding increase in equity over the period during which the employee becomes entitled to the options. The Group elected to recognize the increase in  equity under capital reserve for employee options. The amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

The fair value of the amount payable to employees in respect of share-based payments, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees become entitled to payment. The liability is remeasured at each reporting date until the settlement date. Any changes in the fair value of the liability are recognized in the statement of income. The Group elected to recognize the changes in fair value of the liabilities under salary expenses.

Notes to the Consolidated Financial Statements as at December 31, 201

2.12.	Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

2.12.1	Legal claims

Contingent liabilities are accounted for according to IAS 37 and its related provisions. Accordingly, the claims are classified by likelihood of realization of the exposure to risk, as follows:

A.	More likely than not – more than 50% probability

B.	Possible – probability higher than unlikely and less than 50%

C.	Unlikely – probability of 10% or less

For claims which the Group has a legal or constructive obligation as a result of a past event, which are more likely than not to be realized, the financial statements include provisions which, in the opinion of the Group, based, inter alia, on the opinions of its legal advisers retained in respect of those claims, are appropriate to the circumstances of each case, despite the claims being denied by the Group companies. There are also a small number of legal proceedings, most of which were received recently, for which the risks cannot be assessed at this stage, therefore no provisions have been made.

Note 15 describes the amount of additional exposure due to contingent liabilities that are likely to be realized.

2.12.2	Site dismantling and clearing costs

A provision in respect of an obligation to dismantle and clear sites is recognized for those rental agreements where the Group has an undertaking to restore the rental property to its original state at the end of the rental period, after dismantling and transferring the site, and restoring it as necessary. The provisions are determined by discounting the expected future cash flows. The carrying amount of the provision is adjusted each period to reflect the time that has passed and is recognized as a financing expense.

2.12.3	Warranty

Pelephone recognized a provision for a one-year warranty granted for terminal equipment. The warranty is limited to technical malfunctions defined by the manufacturer, and does not include warranty as a result of customer damages. However, there is an asset due to the manufacturer’s warranty for those handsets, which is limited to technical malfunctions defined by the manufacturer.

2.13.	Revenues

The Group's revenues are mainly composed of revenues for fixed-line communication services, cellular services, international communication services, customer service centers, communication services for other operators, sales and installation of communication equipment and internet services. Revenues are measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates.

2.13.1	Sale of equipment

Revenues from sales of terminal equipment are recognized in the statement of income when the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably and the Group companies have no continuing involvement with the goods.

Revenues from the sale of terminal equipment to subscribers in long-term credit arrangements are recognized upon delivery to the customer at the present value of the future cash flow expected from them, based on the market interest rate for transactions of this kind (see Note 5). Financing income in respect of these transactions is recognized in the statement of income over the period of the installments by the effective interest method.

Notes to the Consolidated Financial Statements as at December 31, 201

2.13.2	Revenues from services

Revenues from services rendered are recognized in the statement of income proportionately over the term of the agreement or upon providing the service if the flow of the economic benefits associated with providing the service is likely. Revenues from calls, including revenues from prepaid call cards, are recognized when the call is made by the customer.

2.13.3	Multi-component sales agreements

Most transactions for the sale of terminal equipment together with receiving cellular communication services do not include commitments for a defined period together with a penalty for early termination, therefore there is no legal connection between the components that are sold. The Group recognizes revenues from these transactions according to the selling price of the terminal equipment or service when they are sold separately.

For multi-component transactions in which terminal equipment is sold together with the customer's undertaking to receive services, the Group applies the relative fair value method. Allocation of revenues to a supplied component is limited to the amount of the consideration that is not contingent upon the supply of additional components.

2.13.4	Reporting gross or net revenues

When the Group acts as an agent or intermediary without bearing the risks and rewards deriving from the transaction, its revenues are recognized on a net basis (as profit or commission). The Group operates as an agent mainly for certain content services provided by other suppliers and payment is collected by the Group. However, when the Group acts as a main supplier and bears the risks and rewards associated with the transaction, its revenues are recognized on a gross basis (such as interconnect fees).

2.14.	Financing income and expenses

Financing income comprises interest income from deposits, interest income accrued using the effective interest rate method in respect of the sale of terminal equipment in installments, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial assets at fair value through profit or loss.

Financing expenses comprise interest and linkage expense on borrowings, debentures issued, changes in the fair value of financial assets at fair value through the statement of income, impairment losses recognized on financial assets (except for a provision for doubtful debts, which is recognized under operating and general expenses), and financing expenses for provisions arising from legal claims.

In the statements of cash flows, interest received and dividends received are presented as part of cash flows from investing activities. The Group elected to present interest and linkage differences paid for loans and debentures under cash flows used for financing activities.

2.15.	Income tax expense

Income tax expense comprises of current and deferred tax and is recognized in the statement of income, or in other comprehensive income to the extent it relates to items recognized in other comprehensive income.

Current taxes

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date. Current taxes also include taxes in respect of prior years.

Notes to the Consolidated Financial Statements as at December 31, 201

Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that the Group will have to use its economic resources to pay the obligation.

Deferred taxes

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The Group does not recognize deferred taxes for the following temporary differences:

1.	Initial recognition of goodwill

2.	Carry-forward losses that are not expected to be utilized in the foreseeable future

3.	Differences arising from investment in subsidiaries and associates, if it is probable that they will not reverse in the foreseeable future and if the Group controls the date of reversal.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date.

A deferred tax asset is recognized for carry-forward losses, tax benefits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available for which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Offsetting deferred tax assets and liabilities

The Group sets off deferred tax assets and liabilities if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

2.16.	Dividends

An obligation relating to a dividend proposed or declared after the reporting date is recognized only in the period in which the declaration was made.

2.17.	New standards and interpretations not yet adopted

2.17.1	IFRS 9 (2010 and 2013), Financial Instruments (“the Standard”)

The Standard replaces the requirements included in IAS 39 regarding the classification and measurement of financial assets and financial liabilities and for hedge accounting. The mandatory effective date of the Standard has not yet been determined. Early application is permitted, subject to the conditions set out in the Standard. The Standard is to be applied retrospectively other than in a number of exceptions as indicated in the transitional provisions included in the Standard. The Group is examining the effects of adopting the Standard on the financial statements.

2.17.2	Amendment to IAS 32, Financial Instruments: Presentation ("the Amendment")

The Amendment clarifies guidelines for setting-off financial assets and liabilities in IAS 32. The Amendment is applicable retrospectively for annual periods beginning on or after January 1, 2014. The Group estimates that application for the first time of the Amendment will not have a material impact on the financial statements.

3.	Cash and Cash Equivalents

As at December 31, 2013, cash and cash equivalents include mainly bank deposits for an average period of 19 days.

Notes to the Consolidated Financial Statements as at December 31, 201

4.	Investments, Including Derivatives

	December 31, 2013	December 31, 2012
	NIS million	NIS million
Exchange traded funds (ETFs)	999	962
Money market	100	-
Bank deposits	30	105
Derivatives and other investments	3	14
	1,132	1,081

Investments in ETFs and financial funds are investments designated for trading and are presented at fair value as at the date of the financial statements. Investments in ETFs are repayable in 2014. The bank deposit is repayable in April 2014.

As at December 31, 2013 and December 31, 2012, non-current investments include mainly a bank deposit for loans to the Company's employees, with a redemption date that has yet to be determined.

Notes to the Consolidated Financial Statements as at December 31, 201

5.	Trade and Other Receivables

5.1.	Composition of trade and other receivables

	December 31, 2013	December 31, 2012
	NIS million	NIS million
Trade receivables*
Open accounts	915	847
Credit cards and checks receivable	416	422
Revenues receivable	277	305
Current maturities of long-term receivables	993	1,331
Related and interested parties	50	22
	2,651	2,927
Other receivables and current tax assets
Prepaid expenses	127	110
Other receivables (mainly from real estate sales)	140	201
Current tax assets	77	10
	344	321
Long-term trade and other receivables *
Trade receivables – open debts	639	992
Trade receivables - associate	2	34
Other receivables (for the sale of real estate)	11	48
	652	1,074

	3,647	4,322

*	The amount of trade receivables is stated net of the provision for doubtful debts

Discounted interest rates for long-term trade payables are based on the estimated credit risk of trade receivables. The discounted interest rates used by the Group in 2013 are 4.14%-5.27% (in 2012: 5.41%- 6.15%).

5.2.	Expected payment dates for long-term trade and other receivables:

Expected payment dates	December 31, 2013
NIS million
2015	485
2016	155
2017	12
652

5.3.	Aging of trade receivables at the reporting date:

	December 31, 2013		December 31, 2012
	Trade receivables, gross	Provision for doubtful debts	Trade receivables, gross	Provision for doubtful debts
	NIS million	NIS million	NIS million	NIS million
Not past due	3,094	(16)	3,721	(27)
Past due up to one year	217	(66)	258	(82)
Past due one to two years	94	(59)	102	(65)
Past due more than two years	89	(61)	156	(110)
	3,494	(202)	4,237	(284)

Notes to the Consolidated Financial Statements as at December 31, 201

5.4.	Change in provision for doubtful debts during the year:

	2013	2012
	NIS million	NIS million
Balance as at January 1	284	342
Impairment loss recognized	41	51
Bad debts	(123)	(109)
Balance as at December 31	202	284

6.	Income Tax

6.1.	Corporate tax rate

The tax rate relevant to the Company is 25% in 2013 and 2012, and 24% in 2011. As of 2014, the rate of corporate tax will be 26.5%,

As at December 31, 2013, deferred tax balances were calculated according to the tax rate expected to apply on the utilization date (26.5%).

6.2.	Components of income tax expenses

	Year ended December 31
	2013	2012		2011
	NIS million	NIS million		NIS million
Current tax expenses	579	689	*	752	*
Deferred taxes	72	89		6
Income tax expenses	651	778		758

* Restated following retrospective application of the amendment to IAS 19, Employee Benefits. See Note 1.8

6.3.	Reconciliation between the theoretical tax on the pre-tax profit and the tax expense

	Year ended December 31
	2013	2012		2011
	NIS million	NIS million		NIS million
Profit before income tax	2,422	2,645	*	2,827 *
Statutory tax rate	25%	25%		24%
Income tax at the statutory tax rate	606	661		679
Differences in the tax rate and other adjustments	(41)	-		(23)
Expenses not recognized for tax purposes	23	56		50
Adjusted tax calculated for the Company's share in the losses of equity-accounted investees	63	61		52
Income tax expenses	651	778		758

* Restated following retrospective application of the amendment to IAS 19, Employee Benefits. See Note 1.8

6.4.	Unrecognized deferred tax assets and liabilities

6.4.1
The calculation of deferred taxes does not take into account the taxes that would be applicable in the case of disposal of investments in subsidiaries and associates, since the Group intends to retain the investment. Deferred taxes in respect of a distribution of profit in subsidiaries and associates were also not taken into account since the dividends are not taxable.

6.4.2
Deferred tax assets have not been recognized in respect of carry-forward losses for tax purposes amounting to NIS 20 million as at December 31, 2013, since it is not probable that future taxable profit will be available for which the Group can utilize the tax benefits.

Notes to the Consolidated Financial Statements as at December 31, 201

6.4.3
DBS (an equity-accounted associate, see also Note 10.1 below) has carry-forward losses and deductions for inflation for tax purposes amounting to NIS 5.3 billion at the reporting date (as at December 31, 2012 – NIS 5 billion).

DBS does not create deferred tax assets since it is not probable that future taxable profit will be available for which the Group can utilize the benefits.

6.5.	Recognized tax assets and deferred tax liabilities

Deferred tax assets and tax liabilities are attributed to the following items:

	Year ended December 31, 2013			Year ended December 31, 2012
	Assets	Liabilities	Net	Assets		Liabilities	Net
	NIS million	NIS million	NIS million	NIS million		NIS million	NIS million
Property, plant and equipment	-	315	(315)	-		238	(238)
Doubtful debts	45	-	45	59		-	59
Employee benefit plan	230	-	230	252	*	-	252 *
Share-based payments	34	-	34	-		-	-
Provisions	27	-	27	27		-	27
Other assets/liabilities and carry-forward losses	-	16	(16)	10		37	(27)
	336	331	5	348		275	73

*	Restated following retrospective application of the amendment to IAS 19, Employee Benefits. See Note 1.8.

6.6.	Changes in the year tax assets and liabilities and deferred taxes

	Balance as at January 1, 2012	Changes recognized in the statement of income	Changes recognized in equity		Balance as at December 31, 2012	Changes recognized in the statement of income	Changes recognized in equity	Balance as at December 31, 2013
	NIS million	NIS million	NIS million		NIS million	NIS million	NIS million	NIS million
Property, plant and equipment	(209)	(29)	-		(238)	(77)	-	(315)
Doubtful debts	61	(2)	-		59	(14)	-	45
Employee benefit plans	298	(53)	7	*	252 *	(22)	-	230
Share-based payments	16	(16)	-		-	34	-	34
Provisions	26	1	-		27	-	-	27
Other assets and carry-forward losses	(38)	10	1		(27)	7	4	(16)
	154	(89)	8		73	(72)	4	5
Presented in the statement of financial position as:
Deferred tax assets					128 *			60
Deferred tax liabilities					(55)			(55)
					73			5

*	Restated following retrospective application of the amendment to IAS 19, Employee Benefits. See Note 1.8.

Notes to the Consolidated Financial Statements as at December 31, 201

6.7.	Final tax assessments

6.7.1
The Company has final tax assessments up to and including 2005. In 2013, the Company signed an agreement with the tax assessor regarding the years 2006-2008, , which includes the undisputed income. In addition, a decision was received according to the best judgment of the tax assessor, whereby financing expenses accumulated on the shareholders' loans that the Company provided DBS should be added to the Company's undisputed income. The Company filed an appeal on this determination. The reservation has yet to be discussed.

6.7.2	Pelephone has received final tax assessments up to and including 2010.

6.7.3	Bezeq International has received final tax assessments up to and including 2008.

7.	Property, Plant and Equipment

	Land and buildings	Fixed line and international network equipment (switches, transmission, power)	Cables and fixed line and international network infrastructure	Cellular network	Subscriber equipment	Office equipment, computers and vehicles	Total
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Cost or deemed cost
Balance as at January 1, 2012	2,008	2,266	12,462	2,346	493	989	20,564
Additions	58	322	364	295	150	97	1,286
Disposals (including transfer to assets held for sale, Note 7.2 below)	(318)	(350)	(716)	(224)	(78)	(112)	(1,798)
Balance as at December 31, 2012	1,748	2,238	12,110	2,417	565	974	20,052
Additions	41	210	287	252	166	75	1,031
Disposals (including transfer to assets held for sale, Note 7.2 below)	(195)	(137)	(977)	(141)	(140)	(121)	(1,711)
Balance as at December 31, 2013	1,594	2,311	11,420	2,528	591	928	19,372

Depreciation and impairment losses
Balance as at January 1, 2012	1,455	1,049	10,000	1,188	280	570	14,542
Depreciation for the year	47	265	244	344	105	122	1,127
Disposals (including transfer to assets held for sale, Note 7.2 below)	(280)	(350)	(667)	(220)	(71)	(105)	(1,693)
Balance as at December 31, 2012	1,222	964	9,577	1,312	314	587	13,976
Depreciation for the year	56	231	193	310	121	116	1,027
Disposals (including transfer to assets held for sale, Note 7.2 below)	(156)	(137)	(936)	(140)	(136)	(99)	(1,604)
Balance as at December 31, 2013	1,122	1,058	8,834	1,482	299	604	13,399

Carrying amount
January 1, 2012	553	1,217	2,462	1,158	213	419	6,022

December 31, 2012	526	1,274	2,533	1,105	251	387	6,076

December 31, 2013	472	1,253	2,586	1,046	292	324	5,973

Notes to the Consolidated Financial Statements as at December 31, 201

7.2
The residual value of the Group’s copper cables is assessed at the end of each quarter. The residual value is NIS 228 million as at December 31, 2013 and NIS 359 million as at December 31, 2012. The change in the residual value is not expected to have a material impact on the depreciation expenses in the future.

7.3
Property, plant and equipment in the Group is derecognized at the end of each year upon reaching full depreciation, except for land, buildings, vehicles, copper cables and specific components for Pelephone’s UMTS network, which are derecognized upon their sale. In 2013, the Group derecognized fully depreciated property at a cost of NIS 540 million (in 2012, NIS 594 million).

Disposals of property include transfer to assets held for sale: Reduction of costs by NIS 383 million in 2013 (NIS 226 million in 2012) and reduction of accumulated depreciation by NIS 337 million (NIS 190 million in 2012).

7.4
The Group companies reviewed the useful life of the property, plant and equipment through the depreciation committee, in order to determine the estimated useful life of their equipment. Following the findings of the committee, minor changes were made in the estimated useful life of certain assets.

7.5
Most of the real estate assets used by the Company are leased under a capitalized finance lease from the Israel Lands Administration as from 1993 for 49 years, with an option for an extension of another 49 years. Lease rights are amortized over the term of the lease period.

7.6	The Company has started to install a fiber-optic network as near as possible to the customer's home. The unexercised investment amounts to NIS 98 million.

7.7	At the reporting date, there are agreements to purchase property, plant and equipment amounting to NIS 98 million (in 2012, NIS 128 million).

7.8
In accordance with the Telecommunications Order (Telecommunications and Broadcasts) (Determination of Essential Service Provided by Bezeq The Israel Telecommunication Corp. Ltd.), 1997, approval from the Prime Minister and Minister of Communications is required to confer rights in some of the Company's assets (including switches, cable network, transmission network, and information and databases).

7.9
In accordance with its cellular license, Pelephone is not permitted to sell, lease or pledge any of its assets used for the implementation of the license, without the consent of the Minister of Communications, except for:

A.
A pledge on one of the license assets in favor of a bank operating lawfully in Israel, to receive bank credit, provided that it submitted notice to the Ministry of Communications regarding the pledge it intends to register, noting that the pledge agreement includes a clause ensuring that in any event, exercise of the rights by the bank will not impair, in any way, the services provided under the license.

B.	Sale of items of equipment when implementing an upgrade, including sale of equipment by the trade-in method.

7.10	For information about liens for loans and borrowings, see Note 11.

Notes to the Consolidated Financial Statements as at December 31, 201

8.	Intangible Assets

	Goodwill	Capitalized software, software licenses and development costs	Cellular communication usage rights	Brand and other	Total
	NIS million	NIS million	NIS million	NIS million	NIS million
Cost
Balance as at January 1, 2012	1,236	1,060	388	400	3,084
Acquisitions or additions from in-house development	-	227	-	35	262
Disposals	-	(149)	-	(62)	(211)
Balance as at December 31, 2012	1,236	1,138	388	373	3,135
Acquisitions or additions from in-house development	-	166	-	17	183
Disposals	(11)	(61)	(4)	(99)	(175)
Balance as at December 31, 2013	1,225	1,243	384	291	3,143
Amortization and impairment losses
Balance as at January 1, 2012	53	498	90	186	827
Amortization for the year	-	176	28	83	287
Disposals	-	(95)	-	(62)	(157)
Balance as at December 31, 2012	53	579	118	207	957
Amortization for the year	-	193	28	46	267
Disposals	-	(60)	-	(81)	(141)
Balance as at December 31, 2013	53	712	146	172	1,083
Carrying amount
January 01, 2012	1,183	562	298	214	2,257

December 31, 2012	1,183	559	270	166	2,178

December 31, 2013	1,172	531	238	119	2,060

8.1.	Assessment of impairment of a cash-generating unit that includes goodwill

Carrying amount of goodwill attributable to each cash-generating unit:

	December 31, 2013	December 31, 2012
	NIS million	NIS million
Cellular communication (see 8.2 below)	1,027	1,027
Other	145	156
	1,172	1,183

8.2.	Goodwill impairment testing - Pelephone

The value of the use of the cellular cash-generating unit (Pelephone), was calculated using the discounted cash flow (DCF) method, based on the expected cash flow for the next five years. The expected cash flow is based on Pelephone’s results in 2013 and future growth and market shares affected by the intensifying competition, regulation and the operation scope of the new cellular operators. It was also assumed that Pelephone's domestic roaming agreements with other market players contribute to ARPU following increased revenues.

The five-year revenue forecast is based on the forecast of the number of subscribers and average income and sales of terminal equipment, with reference to the effect of the entry of the new operators and the market competition. Some impairment of revenues from cellular services was assumed, which was partially offset by increased efficiency in expenses.

Notes to the Consolidated Financial Statements as at December 31, 201

The operating, sales, marketing and investment expenses were adjusted for Pelephone's volume of operations. The cost of capital used is 11% (after tax). In addition, it was assumed that the permanent growth of Pelephone will be 2.5%. This valuation was made by an independent appraiser. Based on this valuation, the Group was not required to record amortization for impairment of a cellular communication cash-generating unit.

9.	Deferred Expenses

Deferred expenses include prepaid expense amounts for acquisition of an indefeasible right of use (IRU) of seabed cable capacities. The prepaid expense is amortized on a straight-line basis up to 2022 and 2027 according to the period set out in the agreements.

10.	Investees

10.1.	Equity-accounted associates

10.1.1
The Group's investment in associates as at December 31, 2013 includes the Company's investment in DBS (a company registered and operating in Israel in multichannel television services) amounting to NIS 979 million and from investments in other immaterial associates amounting to NIS 36 million.

10.1.2	The Group attaches the financial statements of DBS for 2013 to these financial statements

The Company holds 49.78% of the share capital of DBS In addition, at the reporting date, the Company has options that confer the right to 8.6% in DBS shares. In view of the 2009 ruling of the Supreme Court not to approve the Company's merger with DBS, the options are not exercisable by the Company and the Company is no longer able to direct the financial and operational policy of DBS. Therefore, the Company cannot be regarded as controlling DBS (neither legally nor effectively) and as from the ruling of the Supreme Court, the Company accounts for its investment in DBS in accordance with the equity method.

In accordance with the approval granted by the Antitrust Authority in March 2010 to the controlling shareholder of the Company (who indirectly holds shares in DBS) for acquisition of core control in the Company, the controlling shareholder was required to transfer to the trustee the voting rights conferred by these shares in accordance with the terms set out in the transaction for acquisition of control in the Company, whereby, inter alia, the trustee will treat these as if it were the owner. To the best of the Company's knowledge, the Antitrust Commissioner's approval of acquisition of control in the Company was subject, inter alia, to the sale of the controlling shareholder's holdings in DBS within the time period determined.

On November 6, 2013, the Antitrust Authority issued draft conditions for approval of the merger between the Company and DBS for public comment (up to November 28, 2011) The Company's Board of Directors resolved that the Company is interested, in principle, in preparing for an examination of the possibility of increasing its holdings in DBS, subject to all the examinations, including examination of all the terms that will be established (if established) by the Antitrust Authority. For this purpose, the Board of Directors formed a subcommittee composed of members who are all outside directors, to address the matter, taking into account the possibility that this would involve a transaction with the Company's controlling shareholder. As at the approval date of these financial statements, the decision of the Antitrust Authority regarding the merger conditions has yet to be published.

Notes to the Consolidated Financial Statements as at December 31, 201

10.1.3
Summary of the statement of DBS's financial position and statement of income (without adjustment for ownership rates held by the Group) and information about the composition of the Company's investment in DBS and the Company's share in its losses

	December 31, 2013	December 31, 2012
Condensed statement of financial position	NIS million	NIS million
Current assets	291	164
Non-current assets	1,326	1,223
Total assets	1,617	1,387
Current liabilities	970	801
Non-current liabilities	4,990	4,548
Total liabilities	5,960	5,349

Capital deficit as stated in the statements of DBS	(4,343)	(3,962)
Adjustments for inclusion in the Company's statements (for shareholders' loans and surplus cost)	1,476	1,400
Capital balance for recognizing investment in the Company's statements	(2,867)	(2,562)

Company's share in the capital of DBS - 49.78%	(1,427)	(1,275)
Goodwill	814	814
Company's share in shareholders loans	1,968	1,742
Adjustment of the Company's share in capital deficit for application of the Levels Method (see 2.1.5)	(376)	(278)
Carrying amount of investment	979	1,003

	2013	2012
Condensed statement of income	NIS million	NIS million

Revenues	1,635	1,636

Comprehensive loss for the year as stated in the statements of DBS	(381)	(312)
Adjustments for inclusion in the Company's statements (for shareholders' loans and surplus cost)	77	14
Total loss for the year for recognizing losses in the Company's statements	(304)	(298)
Company's share in the loss according to rate of its holding in the equity of DBS: 49.78%	(151)	(148)
Adjustment of the Company's share in losses for application of the Levels Method (see 2.1.5)	(99)	(99)
Company's share in total loss as stated in the statement of income	(250)	(247)

The weighted rate of the Company in DBS's losses in 2013 is 82% (in 2012, 83%)

Notes to the Consolidated Financial Statements as at December 31, 201

10.1.4	Details of the Company’s loans to DBS:

	December 31, 2013		December 31, 2012
	Carrying amount*	Value according to the terms of the loans **	Carrying amount*	Value according to the terms of the loans **
	NIS million	NIS million	NIS million	NIS million
CPI-linked loans (1)	90	1,213	73	1,190
CPI-linked loans bearing interest at a rate of 5.5% (2)	270	356	240	331
CPI-linked loans bearing interest at a rate of 11% (2)	1,608	1,613	1,429	1,426
	1,968	3,182	1,742	2,947

*	The fair value at the deconsolidation date, including interest and linkage differences as determined on the deconsolidation date through December 31, 2013 and December 31, 2012, respectively.

**	Balance of the loans plus interest and linkage differences according to the terms of the loans

(1)	The loans extended to DBS by the Company until July 10, 2002 (“the Old Shareholders’ Loans”) are linked to the known CPI, do not have a repayment date and do not bear interest.

(2)
In accordance with the agreement between DBS and the shareholders as at December 30, 2002, it was decided that the loans extended by some of the shareholders (including the Company) to DBS as from July 10, 2002 ("the New Shareholders Loans"), will have preference over the Old Shareholders Loans. In accordance with the agreement, the New Shareholders Loans will be eligible for full settlement by DBS before any dividend is distributed by DBS and/or the repayment of the Old Shareholders Loans extended to DBS by the shareholders, and subject to the cash flows and liabilities of DBS under the agreements with the banks and some of the shareholders of DBS. Repayment dates were not set for the new loans either.

10.1.5	Financial position of DBS

A.
Since starting its operations, DBS has accumulated considerable losses. The losses in 2013 and 2012 totaled NIS 381 million and NIS 310 million, respectively. As a result of these losses, the DBS’s equity deficit and working capital deficit as of December 31, 2013, totaled NIS 4,343 million and NIS 678 million, respectively.

B.	In 2013, DBS issued debentures by expanding the existing series in amount of NIS 341 million.

C.	In October 2013, S&P Maalot affirmed its ilA- stable rating for DBS and all its bonds.

D.	As of December 31, 2013, DBS complies with the financial covenants stipulated in its financing agreements and bonds.

E.
Management estimates that the financing resources available to DBS, which include, inter alia, the working capital deficit and potential capital raising, will be sufficient for the DBS’s operating needs in the coming year, based on the forecasted cash flows approved by the DBS’s Board of Directors. Should additional resources be required to meet the DBS’s operating needs in the coming year, DBS will adjust its operations so as not to require additional resources beyond those currently at its disposal.

Notes to the Consolidated Financial Statements as at December 31, 201

10.1.6	Financial covenants and stipulations applicable to DBS and restrictions on distribution of a dividend and repayment of shareholders loans:

A.	DBS issued three debenture series and is party to a financing agreement with a consortium of banks, as described below:

Carrying amount December 31, 2013
NIS million
Debentures (Series A)	504
Debentures (Series B)	809
Debentures 2012	367
Bank loans	36
1,716

B.	Restrictions and covenants by virtue of Debentures (Series A)

Debentures (Series A) were issued in 2007 to institutional investors and listed on the TACT-Institutional system of the TASE ("Debentures (Series A)"), under a deed of trust between DBS and Hermetic Trust (1975) Ltd. ("Trustee A" and "Deed of Trust A", respectively.

Deed of Trust A stipulates that DBS may register first liens in favor of holders of additional securities which DBS may issue and/or to add them to liens made in favor of the trustee without the trustee’s consent, provided that the ratio between the DBS's total debt (after issue of the said securities and including the proceeds thereof) at the end of the quarter preceding the issue, and its EBITDA for the 12 months ended at the end of the last calendar month, will not exceed 6.5. Deed of Trust A defines total debt as DBS's debts secured by a first lien, unlimited in amount, on all DBS assets pari-passu with the collateral provided by DBS to the holders of Bonds (Series A).

Moreover, Deed of Trust A specifies various generally accepted events (e.g. - insolvency proceedings, breach, exercise of liens on the bulk of DBS's assets, etc.) which, following the warning period specified in the deed, allow a call for immediate repayment of the bonds subject to the provisions set forth in the deed of trust. Deed of Trust A also provides for a call for immediate repayment in the event that the bank collateral is exercised or upon a call for immediate repayment of other bonds issued by DBS, if its outstanding balance exceeds the amount specified in the deed.

In determining the rating of its Bonds (Series A), DBS committed to S&P Maalot (and to S&P Maalot only), that it would not make repayments against the shareholder loans for the duration of the Bonds (Series A).

C.	Restrictions and covenants by virtue of Debentures (Series B)

Debentures (Series B) were issued to institutional investors in 2010 and listed on the TACT-Institutional system of the TASE. Debentures (Series B) were expanded in 2011, 2012 and 2013 under a deed of trust between DBS and Hermetic Trust (1975) Ltd. ("Deed of Trust B" and "Trustee B", respectively).

Deed of Trust B states that DBS may register first liens to the holders of additional securities as may be issued by DBS (whether through the series’ expansion or through the issue of another series or additional securities) and/or add them to liens made in favor of the trustee, without the trustee’s consent, provided that the rating does not fall below the rating of the Bonds (Series B) at that time (if their rating does not exceed their initial rating), and that the ratio between the DBS’s total debt (DBS debts secured by a first lien, unlimited in amount, on all DBS assets, pari-passu with the collateral provided by DBS to the holders of Bonds (Series A), less cash and monetary deposits available to DBS) after the issue of the said securities and including its proceeds at the end of the quarter preceding the issue and its EBITDA (the DBS’s total operating profit from operating activities, before financing expenses and taxes, plus depreciation and amortization and plus provisions and extraordinary one-time expenses) for the 12 months ended at the end of the last calendar quarter does not exceed 5.7.

Notes to the Consolidated Financial Statements as at December 31, 201

As of December 31, 2013, DBS meets the debt/EBITDA ratio covenant stipulated in Deed of Trust B (as of December 31, 2013, DBS's debt/EBITDA ratio was 3.1).

Moreover, Deed of Trust B specifies various generally accepted events which (subject to the extension period set out in the deed) allow a call for immediate repayment of the bonds, subject to the provisions of the deed of trust. These events include the corresponding events specified in Deed of Trust A, mutatis mutandis, a decrease in Company’s interests in DBS below a minimum threshold stipulated in the deed (so long as DBS is a private company), a merger with another company (except with the Company or a company under its control), or the sale of the bulk of the DBS's assets subject to such terms as set forth in the deed, revocation of the broadcasting license or termination of communications activities, and failure to meet the financial covenant set forth in Dee of Trust B, whereby every quarter DBS must meet a maximum debt/EBITDA ratio of 5.7 as define above.

Under Deed of Trust B, the DBS’s right to distribute dividends and repay the shareholder loans is contingent on its compliance with a financial covenant based on the ratio between its total secured debts and its EBITDA (as these terms are defined in Deed of Trust B, and subject to the rectification period set out in the deed). Concerning repayment of the shareholder loans, DBS is subject to a further restriction whereby the repayment amount will not exceed DBS's cumulative net profit from the beginning of 2011 onwards, less the DBS’s financing expenses for the shareholder loans and less repayments or distributions.

In 2013, DBS carried out another issue of Bonds (Series B), effected as an expansion of the series, to a total amount of NIS 341 million.

D.	Restrictions and covenants by virtue of Debentures 2012

Debentures 2012 were issued in 2012 to institutional investors, whereby the lenders provided DBS with a loan (Debentures 2012).

Pursuant to the provisions of the bond, every quarter DBS must meet two financial covenants (subject to a remediation period and remediation terms as set forth in the 2012 Bond), namely (a) a maximum debt/EBITDA ratio, which is the ratio between the total debt (DBS debts to financial institutions, as defined in the bond) at the end of the relevant quarter, and the DBS’s EBITDA (defined in the 2012 Bond as the DBS’s total operating profit from operating activities (before financing expenses and taxes), plus depreciation and amortization, plus expenses included under the investments item in the DBS’s financial statements for December 31, 2010 (whose classification was changed to expenses due to accounting policies or a directive from an authority), plus provisions and extraordinary one-time expenses) in the 12 months ended in the relevant quarter; and (b) a maximum debt/(E-C) ratio, which is the ratio between total debt at the end of the relevant quarter, and the DBS's E-C (defined in the 2012 Bond as the DBS's EBITDA for the 12 months ending at the end of that quarter, less the DBS's CAPEX in that period. CAPEX, meaning the addition to property, plant and equipment, excluding disposals and depreciation) in the 12 months ending at the end of that quarter.

As of December 31, 2013, the maximum debt/EBITDA ratio pursuant to the 2012 Bond was 5. DBS was in compliance with this covenant (as of December 31, 2013, the debt/EBITDA ratio was 2.8). Under the 2012 bond, the maximum debt/(E-C) ratio as of December 31, 2013, was 9.5. DBS was in compliance with this covenant (as of December 31, 2013, the debt/(E-C) ratio was 7.9).

Debenture 2012 also includes restrictions relating to the distribution of dividends and repayment of shareholders loans similar to the restrictions applicable under Deed of Trust B.

Notes to the Consolidated Financial Statements as at December 31, 201

E.	Restrictions and conditions by virtue of the financing agreement with a consortium of banks

DBS is party to a financing agreement with a consortium of banks from May 23, 2001, which was amended and re-phrased in July 2012 ( “the Bank Financing Agreement” or “the Financing Agreement” and “the Banks”, respectively) When the amended Financing Agreement went into effect, DBS repaid all its long-term credit facilities at that time.

Under the Financing Agreement, a current credit facility of NIS 170 million was granted to DBS until the end of 2015, as well as a hedging facility of USD 10 million. Use of these facilities is limited to the DBS’s total working capital needs, calculated using the formula set forth in the amended Financing Agreement, which depends on the DBS's trade receivables balance, the DBS's unutilized broadcasting rights balance, the amortized cost of set top boxes and the DBS's trade payables balance as presented in its financial statements.

In accordance with the amended Financing Agreement, DBS is required to comply with two financial covenants similar to those of Debenture 2012 every quarter, as described in Section D above. The amended Financing Agreement also stipulates restrictions relating to repayment of shareholder loans and distributions, which are set out in Debenture 2012 (as described in section D above). These replace the restrictions that applied to date for repayment of the shareholders loans and the prohibition on carrying out a distribution.

The amended Financing Agreement also sets out grounds for immediate repayment, including various breaches of the Financing Agreement, engaging in non-communications operations, liquidation and receivership proceedings against DBS, revocation or suspension of the broadcasting license, unauthorized changes of ownership, breach of material agreements defined in the Financing Agreement, call for immediate repayment or grounds for a call for immediate repayment of amounts due of DBS to its bondholders, other banks, or financial institutions, and failure to comply with the financial covenants specified in the Financing Agreement. The amended Financing Agreement further stipulates that the creation of liens and raising of debt secured by liens (excluding exceptional instances) shall be subject to the banks’ approval.

The Financing Agreement also determines mechanisms for the raising and lowering of interest rates.

F.	Liens

DBS created the following liens in favor of each of the lending banks and for Trustee A, Trustee B and the lenders in accordance with Debenture 2012 ("the Institutional Lenders"):

1.
Floating first liens, unlimited in amount, on all the DBS assets (excluding exceptions as dictated by the Communications Law), which include a clause restricting the creation of additional liens (subject to such exceptions as set forth in the Financing Agreements);

2.
Fixed first liens, unlimited in amount, on the rights and assets of DBS including its rights under material agreements to which it is party, its unissued authorized capital, its goodwill, certain intellectual property rights, and its insurance rights under its insurance policies. These fixed liens shall not apply to the exceptions dictated by the Communications Law.

The Collateral is in the form of first liens equal (pari passu) to each other. The creation of additional liens by DBS to the banks is subject to approval by the Institutional Lenders, unless such liens are also made to the Institutional Lenders. In the event that the Collateral is exercised and/or upon disposal of the assets underlying the Collateral, including by other holders of securities who were granted a lien over those assets, the proceeds from such sales shall be shared pro-rata by all holders of the Collateral, with each holder receiving a proportionate share of the proceeds equal to the proportionate share of the debt owed to that holder (as defined in the Financing Agreements and the bonds) divided by the total debt secured by those assets.

Notes to the Consolidated Financial Statements as at December 31, 201

In accordance with the deed of trust, the collateral created by DBS for Deed of Trust B may be canceled under the conditions that were stipulated.

10.1.7	For information about the guarantees that the Company provided to DBS, see Note 17.3.

10.2.	Subsidiaries

10.2.1	Subsidiaries held directly by the Company

			December 31, 2013		December 31, 2012
	Place of incorporation and place of the Company's operations	Company’s interest in capital	Investment in equity-accounted subsidiaries	Loans provided by the Company to subsidiaries	Investment in equity-accounted subsidiaries	Loans provided by the Company to subsidiaries
			NIS million	NIS million	NIS million	NIS million
Pelephone Communications Ltd.	Israel	100%	3,903	220	3,989	530
Bezeq International Ltd.	Israel	100%	817	200	823	208
Bezeq Online Ltd.	Israel	100%	20	25	24	20
Bezeq Zahav (Holdings) Ltd.	Israel	100%	-	550	-	723
Walla! Communications Ltd.	Israel	100%	161	58	200	-
Stage One Venture Capital Fund	Israel	71.8%	11	-	22	-
			4,912	1,053	5,058	1,481

*	The Company provided a guarantee in favor of banks in connection with credit of up to NIS 65 million granted to Bezeq International, if granted

10.2.2	Indirectly held subsidiaries

	Country of incorporation	Group's equity rights as at 31 December
		2013	2012
Teletel Communication Channels Ltd. (1)	Israel	100%	100%
Coral Tell Ltd. (2)	Israel	100%	75%

(1)	The Company has a guarantee of NIS 49 million in favor of a bank for the loans of Teletel Communication Channels Ltd.

(2)	On November 7, 2013, Walla exercised its call option to acquire 25% of the shares of Coral-Tell Ltd. ("Yad2") for NIS 50 million.

The Company's subsidiaries have investments in other subsidiaries that are not material.

Notes to the Consolidated Financial Statements as at December 31, 201

10.2.3	Dividends received from subsidiaries:

	Year ended December 31
	2013	2012	2011
	NIS million	NIS million	NIS million
From Pelephone Communications Ltd.	601	876	869
From Bezeq International Ltd.	165	164	92
From Stage One Venture Capital Fund	6	84	3
	772	1,124	964

11.	Debentures, Loans and Borrowings

11.1.	Composition:

	December 31, 2013	December 31, 2012
	NIS million	NIS million
Current liabilities
Current maturities of debentures	485	490
Current maturities of bank loans	651	650
	1,136	1,140
Non-current liabilities
Debentures	5,181	4,250
Bank loans	3,510	4,156
	8,691	8,406

	9,827	9,546

Notes to the Consolidated Financial Statements as at December 31, 201

11.2.	Debentures and loan terms

		December 31, 2013		December 31, 2012
	Note	Carrying amount	Nominal value	Carrying amount	Nominal value	Interest rate range
		NIS million	NIS million	NIS million	NIS million
Loans
Total unlinked loans at variable interest	11.2.1	2,033	2,033	2,368	2,368	Prime -0.33% to +0.2%
Total unlinked loans at fixed interest	11.2.1	2,068	2,068	2,340	2,340	6.85% - 5%
CPI-linked loans at fixed interest		60	48	98	79	4.45%-4.6%
Total loans		4,161	4,149	4,806	4,787

Debentures issued to the public
CPI-linked Debentures (Series 5) at fixed interest	11.2.2	931	753	1,228	1,005	5.3%
CPI-linked Debentures (Series 6) at fixed interest	11.2.1	2,167	1,993	976	958	3.7%
Unlinked Debentures (Series 7) at variable interest	11.2.1	615	615	425	425	Makam for one year +1.4%
Unlinked Debentures (Series 8) at fixed interest	11.2.1	1,329	1,329	1,329	1,329	5.7%
Total debentures issued to the public		5,042	4,690	3,958	3,717

Non-marketable debentures issued to financial institutions:
Unlinked debentures at fixed interest	11.2.1	400	400	400	400	6.65%
CPI-linked debentures at fixed interest		212	172	346	285	4.4%-5.2%
CPI-linked debentures at fixed interest		12	9	36	27	5.95%
Total debentures issued to financial institutions		624	581	782	712

Total debentures		5,666	5,271	4,740	4,429

Total interest-bearing liabilities		9,827	9,420	9,546	9,216

11.2.1
For Debentures (Series 6 to 8) and bank loans amounting to NIS 4.05 billion as at December 31, 2013, and for debentures issued to financial institutions in the amount of NIS 400 million, the Company has undertaken the following:

A.
The Company will not create additional liens on its assets unless liens are created at the same time in favor of the debenture holders and the lending banks (negative pledge) The pledge includes exceptions, inter alia, for the matter of a lien on assets that are purchased or expanded by the Company, if the undertakings for which the charge serves as security is created for the purchase or expansion of those assets and for the matter of a token charge.

B.
Standard grounds were included for immediate repayment of the debentures and loans, including breach events, insolvency, dissolution procedures or receivership. In addition, a right was determined to call for immediate repayment if a third party lender calls for immediate repayment of the Company's debts in an amount exceeding the amount determined.

Notes to the Consolidated Financial Statements as at December 31, 201

In addition, for Debentures (Series 6 to 8) and banks loans in the amount of NIS 1.95 billion as at December 31, 2012 (out of the total bank loans in the amount of NIS 4.05 billion), and for debentures issued to financial institutions in the amount of NIS 400 million, the Company has undertaken that if the Company makes an undertaking towards any entity in respect of compliance with financial covenants, the Company will also provide the same undertaking to these debenture holders and banks (subject to certain exceptions).

In addition, the Company has made an undertaking to holders of Debentures (Series 6 to 8) to take steps so that, to the extent under its control, the debentures will be rated by at least one rating company, so long as there are debentures of the relevant series in circulation.

As at December 31, 2013 and the approval date of the financial statements, the Company was in compliance with all its liabilities, there were no grounds to call for immediate repayment, and financial covenants were not set out as described above.

11.2.2	For Debentures (Series 5), standard grounds were established for immediate repayment, including breach events, insolvency, dissolution procedures or receivership.

Notes to the Consolidated Financial Statements as at December 31, 201

11.3.	Reportable credit

Below is information about the Company's reportable credit, in accordance with Legal Bulletin No. 104-15: Reportable Credit Events, issued by the Israel Securities Authority on October 30, 2011. All loans and debentures were taken by the Company without a specific purpose. The loan principal is repayable in equal payments with the interest payable on the outstanding loan principal, as set out in the table below.

Lender	Date of loan	Date of final repayment	Type of loan	Amount of original loan (NIS million)	Carrying amount of loan (including interest payable) as at December 31, 2013 (NIS million)	Number of principal payments in the year	Principal payments as from	Number of interest payments in the year	Interest rate as at December 31, 2013	Fair value of the liability December 31, 2013 (NIS million)	Imputed effective interest at fair value as at December 31, 2013	Imputed effective interest at fair value as at December 31, 2012	Special conditions	Right to early repayment
Bank A*	May 12, 2011	November 12, 2020	Unlinked fixed interest NIS	500	505	2	2017	2	6.85%	560	4.43%	4.96%	See Note 11.2.1.	Yes
Bank B**	May 12, 2011	November 12, 2020	Unlinked variable interest NIS	500	502	2	2017	2	Prime + 0.2%	502	2.70%	3.45%	See Note 11.2.1.	Yes
Bank B**	August 2,.2011	August 2,.2023	Unlinked variable interest NIS	600	506	1	2012	2	Prime + 0.15%	506	2.65%	3.40%	See Note 11.2.1.	Yes
Debentures (Series 5)	June 1, 2004	June 1, 2016	CPI-linked fixed interest	1,507	964	1	2011	1	5.30%	1,035	0.14%-	0.57%	See Note 11.2.2.	No
Debentures (Series 6)	July 3, 2011	December 1, 2022	CPI-linked fixed interest	1,993	2,076	1	2018	2	3.70%	2,312	1.92%	2.25%	See Note 11.2.1.	No
Debentures (Series 7)	July 3, 2011	December 1, 2022	Unlinked variable interest NIS	615	616	1	2018	4	Makam + 1.4%	628	2.03%	3.20%	See Note 11.2.1.	No
Debentures (Series 8)	July 3, 2011	June 1, 2017	Unlinked fixed interest NIS	1,329	1,337	1	2015	2	5.70%	1,449	2.07%	2.82%	See Note 11.2.1.	No

*	The Company's loans from Bank A amount to NIS 1.115 billion

**	The Company's loans from Bank B amount to NIS 2.067 billion

Notes to the Consolidated Financial Statements as at December 31, 201

12.	Trade and Other Payables

	December 31, 2013	December 31, 2012
	NIS million	NIS million
Trade payables (open accounts)*	719	790

Other payables, including derivatives
Liabilities to employees and other liabilities for salaries	328	294
Institutions	110	77
Expenses due	106	97
Accrued interest	78	93
Deferred income	50	55
Put options and derivative instruments	14	49
Other	21	38
Total other payables	707	703

*	Of which, the carrying amount of trade payables that are related parties and interested parties as at December 31, 2013 amounts to NIS 5 million (as at December 31, 2012 – NIS 10 million).

Notes to the Consolidated Financial Statements as at December 31, 201

13.	Provisions

NIS million	Employee claims *	Customer claims *	Supplier and communication provider claims *	Claims for punitive damages *	Claims by enterprises and companies *	Claims by the State and authorities *	Dismantling and clearing at sites **	Warranty and others	Total

Balance as at January 01, 2013	74	26	8	1	11	22	62	17	221
Provisions during the period	3	13	-	-	-	1	2	-	19
Provisions used during the period	(11)	(5)	(5)	-	-	(4)	-	-	(25)
Provisions canceled during the period	(3)	(16)	-	-	-	(2)	-	(1)	(22)
Balance as at December 31, 2013	63	18	3	1	11	17	64	16	193

Presented in the statement of financial position as follows:
Current provisions	63	18	3	1	11	17	-	12	125
Non-current provisions	-	-	-	-	-	-	64	4	68
	63	18	3	1	11	17	64	16	193

*	For further information about legal claims, see Note 15.

**	The provision is in respect of Pelephone’s obligation to clear the sites that it leases.

Notes to the Consolidated Financial Statements as at December 31, 201

14.	Employee Benefits

Employee benefits include post-employment benefits, other long-term benefits, termination benefits, short-term benefits and share-based payments. For further information about share-based payments, see Note 24 below.

14.1.	Liabilities for employee benefits

		2013	2012
	Note	NIS million	NIS million
Current liabilities for:
Holiday		88	86	*
Sick pay	14.4	114	106
Voluntary retirement	14.5	48	52
Current maturities of pensioner benefits		7	7
Total current liability for employee benefits		257	251
Non-current liabilities for:
Liability for pensioner benefits	14.3.4	119	130
Severance compensation (net) (see composition below)	14.3.1	51	63
Early notice	14.3.3	21	22
Pension	14.3.2	43	45	*
Total non-current liabilities for employee benefits		234	260

Total liabilities for employee benefits		491	511

Composition of liabilities for severance pay:
Liabilities for severance pay		205	219
Fair value of plan assets		(154)	(156)
		51	63

*	Restated following retrospective application of the amendment to IAS 19, Employee Benefits. See Note 1.8.

14.2.	Defined contribution plans

14.2.1
Liabilities for employee benefits at retirement age in respect of the period of their service in the Company and its subsidiaries, and for employees to which Section 14 of the Severance Pay Law – 1963 applies, are covered in full by regular payments to pension funds and insurance companies

	2013	2012	2011
	NIS million	NIS million	NIS million
Amount recognized as an expense for a defined contribution plan	182	182	183

14.2.2
The pension rights of Company employees for the period of their employment in the civil service through January 31, 1985, are covered by a pension fund ("the Makefet Fund"), which assumed the State's obligation following an agreement between the Government of Israel, the Company, the Histadrut and the Makefet Fund.

14.2.3
The severance obligation to employees who leave their employment on terms entitling them to compensation is covered, for the period from February 1, 1985, by regular contributions to such pension funds and insurance companies (in accordance with Section 14 of the Severance Pay Law).

Severance pay for the period of employment in the civil service through January 31, 1985, is paid by the Company, and the monies accumulated in the Makefet Fund for that period are kept in a fund that will be used for the employees' rights.

Notes to the Consolidated Financial Statements as at December 31, 201

14.2.4	For certain employees, the Group has an obligation to pay severance in excess of the amount accumulated in the compensation fund which is in the employees' names. See section 14.3.1 below.

14.3.	Defined benefit plans

Obligations for defined benefit plans in the Group include the following:

14.3.1
The severance obligation for the balance of the obligation not covered by contributions and/or insurance policies in accordance with the existing labor agreements, the Severance Pay Law, and the salary components which the managements of the companies believe entitle the employees to receive compensation. For this part of the obligation, there are deposits in the name of Group companies in pension funds and insurance companies. The deposits in pension funds and insurance companies include accrued linkage differences and interest. Withdrawal of the reserve monies is contingent upon fulfillment of the provisions in the Severance Pay Law.

14.3.2
An obligation in accordance with the collective agreement of 2006 for employees who transferred from civil service to the Company, and who are entitled, following retirement, to a supplement in pension payments for the difference between the Civil Service Law and the standard policy of Makefet. The Company also has an obligation to a number of senior employees who are entitled to voluntary retirement terms (pension and retirement grants) which are not dependent on the existing retirement agreements for all employees

14.3.3	An obligation in accordance with the employment agreements of some of the senior employees in the Group for payment of a benefit for notice upon severance.

14.3.4
Company retirees receive, in addition to pension payments, benefits which consist mainly of a holiday gift (linked to the dollar exchange rate), financing for the upkeep of retiree clubs and social activities. The Company's liability for these costs accumulates during the employment period. The Company’s financial statements include the liabilities for expected costs in the post-employment period.

14.4.	Other long-term employee benefits

The financial statements include a provision in respect of redemption and use of sick leave. The right to accumulate sick leave was taken into account for all employees in the Group. Only employees eligible under the terms of the employment agreement may redeem sick leave. The provision was computed on the basis of an actuarial calculation, including the assumption of positive accumulation of days by most of the employees and use of days by the last in first out (LIFO) method.

14.5.	Benefits for voluntary retirement and dismissal in the Company

According to the collective agreement of December 2006, between the Company and the employees union and the New Histadrut, and according to the amendment to the agreement of December 2010, the Company may, at its discretion, terminate the employment of 245 permanent employees in each of the years 2010-2016 (the Company’s right is accumulated over the years).

The Company recognizes expenses for voluntary retirement when the Company is committed demonstrably, without realistic possibility of withdrawal, to a defined plan to terminate employment before the defined date, according to a defined plan. The collective agreement allows the Company to dismiss employees, but does not create a demonstrable commitment without realistic possibility of withdrawal. Accordingly, the Company recognizes the expense for voluntary retirement on the date the plan is approved by the Board of Directors, since only after the approval of the Board of Directors and publication of the decision, does the Company have a demonstrable commitment without realistic possibility of withdrawal.

In 2013, the Board of Directors of the Company approved a plan for voluntary retirement of up to 113 employees at a total cost of NIS 104 million. In 2013, expenses of the voluntary retirement plan amounted to NIS 90 million, due to a refund from the insurance company for differences from prior years.

Notes to the Consolidated Financial Statements as at December 31, 201

14.6	Collective agreement at Pelephone

In December 2013, Pelephone signed a collective agreement with the Histadrut New General Federation of Labor and Pelephone's workers committee.

The agreement included retrenchment quotas at Pelephone and severance pay to tenured employees who end their employment under these processes.

Following implementation of the agreement,  a non-recurring expense of NIS 61 million was recorded in 2013, mainly for increased severance pay as part of the voluntary retirement and dismissal of 230 employees and for a one-time bonus.

14.7.	Actuarial assumptions

The main actuarial assumptions for defined benefit plans at the reporting date are as follows:

14.7.1
Mortality rates are based on the rates published in Insurance publication 2013-3-1 of the Ministry of Finance, except for voluntary retirement, which was calculated according to the agreement with the insurance company, including future changes in the mortality rate.

14.7.2
Churn rates were determined on the basis of the past experience of the Company and the subsidiaries, distinguishing between different employee populations and taking into account the number of years of employment. The churn rates include a distinction between severance with entitlement to full severance compensation and severance without entitlement to this right.

14.7.3	The discount rate (nominal) is based on yield on government bonds at a fixed interest rate with a life equal to that of the gross liability. The main discount rates are as follows:

	December 31, 2013	December 31, 2012
	Average discount rate	Average discount rate
Severance compensation	4.2%	3.91%
Retirement benefits	5%	4.37%

14.7.4
Assumptions regarding salary increments for calculation of the liabilities were made on the basis of the management's assessments, distinguishing between the groups of employees. The main assumptions (in nominal terms) regarding salary increases are as follows:

Salary increase assumptions
Permanent employees in the Company	Average update of 10.3% for young employees, decreasing gradually to 3.5% at the age of 66.
Company's employees that are not permanent	Between 3% and 4% for employees that are not senior, 4.6% for senior employees
Pelephone employees	An increase of 3.1% as from 2015, as set out in the collective agreement at Pelephone

14.7.5	Sensitivity analysis for actuarial assumptions

Analysis of the possible effect of changes in the main actuarial assumptions on liabilities for defined benefits: The calculation was for each separate assumption, assuming that the other assumptions remained unchanged.

December 31, 2013
NIS million
Rate of future salary increases, addition of 0.5%	15
Discount rate, addition of 0.5%	(16)
Churn assumptions, addition of 5%	(7)

A decrease in assumptions is expected to have a similar effect in the opposite direction.

Notes to the Consolidated Financial Statements as at December 31, 201

14.8.	Effect of employee benefit plans on the Group's future cash flows

The Group expects NIS 10 million in contributions to be paid to the funded defined benefit plan in 2014.

Average weighted useful life of liabilities for the main severance benefits:

December 31, 2013
Years
Severance compensation	10
Retirement benefits	16

14.9.	Other

According to the collective agreements applicable to labor relations in the Company, and in accordance with agreements with the Makefet Fund, an option is reserved for Company employees who are transferred employees, to retire under one of two retirement tracks. The method for calculating the cost of voluntary retirement for the transferred employees was set out in the provisions of a number of agreements and documents drawn up between the Company and the Makefet Fund between 1990 and 1996. The Company contends that the Makefet Fund violated the provisions of the agreements, and therefore, in 2003, the Company filed a claim against the Makefet Fund at the district labor court in Tel Aviv, in the amount of NIS 280 million. The Makefet Fund filed defense documents, in which it rejects the allegations of the Company and contends that it acted in accordance with the agreements between it and the Company. The closing arguments in the case have been completed and the parties are waiting for a ruling.

15.	Contingent Liabilities

During the normal course of business, legal claims were filed against Group companies or there are pending claims (“in this section: “Legal Claims”).

In the opinion of the managements of the Group companies, which is based, inter alia, on legal opinions as to the likelihood of success of the claims, the financial statements (Note 13 above) include appropriate provisions, where provisions are required to cover the exposure resulting from such claims.

In the opinion of the managements of the Group companies, the additional exposure (beyond these provisions) as at December 31, 2013 for claims filed against Group companies on various matters and which are unlikely to be realized, amounted to NIS 6.8 billion. There is also additional exposure of NIS 2.2 billion for claims, the chances of which cannot yet be assessed.

In addition, motions for certification of class actions have been filed against the Group companies, for which the Group has additional exposure beyond the aforesaid, since the exact amount of the claim is not stated in the claim.

This amount and all the amounts of the additional exposure in this note are linked to the CPI and are stated net of interest.

For updates subsequent to the reporting date, see section 15.2 below.

Notes to the Consolidated Financial Statements as at December 31, 201

15.1	Following is a detailed description of the Group's contingent liabilities as at December 31, 2013, classified into groups with similar characteristics:

		Provision	Additional exposure	Exposure for claims that cannot yet be assessed
Claims group	Nature of the claims	NIS million
Claims of employees and former employees of Group companies	Mainly collective and individual claims filed by employees and former employees of the Company in respect of recognition of various salary components as components for calculation of payments to Company employees, some of which have wide ramifications in the Company.	63	79	-
Customer claims	Mainly motions for certification of class actions concerning contentions of unlawful collection of payment and impairment of the service provided by the Group companies.	18	2,485	2,137
Supplier and communication provider claims	Claims filed by suppliers of goods and/or services to Group companies or by communications providers that the Group companies supply goods and/or services to or receive goods and/or services from. These claims are usually for compensation for alleged damage as a result of the supply of the service and/or the product.	3	64	64
Claims for punitive damages, real estate and infrastructure	Claims for alleged physical damage or damage to property caused by Group companies (including in relation to environmental quality and radiation) and regarding real estate and infrastructure. The additional amount of exposure for punitive damages does not include claims for which the insurance coverage is not disputed.	1	* 4,036	15
Claims by enterprises and companies	Claims alleging liability of the Group companies in respect of their activities and/or the investments made in various projects.	11	48	-
Claims by the State and authorities	Various claims by the State of Israel, government institutions and authorities (“the Authorities”). These are mainly procedures related to regulations relevant to the Group companies and financial disputes concerning monies paid by the Group companies to the authorities (including property taxes) or by the authorities to the Group companies.	17	49	-
Total legal claims against the Company and subsidiaries		113	6,761	2,216

Contingent liabilities for legal claims against associates		8	115	67

*	Of this amount, a total of USD 3.7 billion is for the motion for certification of a class action for which a settlement for summary dismissal was signed in January 2013, pending court approval.

15.2
Subsequent to the reporting date, claims amounting to NIS 41 million were filed against Group companies and claims amounting to NIS 50 million were filed against associates. At the approval date of the financial statements, the exposure for these claims cannot yet be assessed. In addition, claims with exposure of NIS 415 million came to an end. The costs to the Group companies for these claims are insignificant.

Notes to the Consolidated Financial Statements as at December 31, 201

16.	Agreements

16.1
Group companies have operating lease agreements for land, property and vehicles used by Group companies. The minimum future contractual rental payments during the next five years, calculated according to the rental fees in effect as at December 31, 2013, are as follows:

	Real estate	Vehicles	Total
Year ended December 31	NIS million	NIS million	NIS million
2014	183	62	245
2015	198	37	235
2016	125	7	132
2017	93	-	93
2018	49	-	49
2019 onwards	79	-	79
	727	106	833

16.2
In May 2013. Pelephone signed an agreement with Apple International (“Apple”) for continued acquisition and distribution of iPhones in Israel. According to the agreement, under certain circumstances, Pelephone is required to purchase a minimum number of iPhones every year for an additional three years at the prices in effect at the manufacturer on the actual purchase date. Pelephone believes that, similar to previous years, these quantities will constitute a substantial part of the quantities of iPhones that it expects to sell in the agreement period.

16.3
Pelephone has an agreement with Hot Mobile Ltd. ("Hot Mobile"), whereby Hot Mobile will acquire from Pelephone domestic roaming services for its subscribers, on the UMTS / HSPA network. The agreement is valid until December 2014. In December 2013, the agreement between Pelephone and Hot Mobile was amended ("the Amendment"), whereby in 2014, Hot Mobile will be charged a fixed monthly payment, which is not significantly lower than the amount it was charged in 2013, for the right to use Pelephone's network in the scope set out in the agreement. In addition, under the Amendment, Hot Mobile will not be required to acquire domestic roaming services exclusively from Pelephone.

16.4	Pelephone has open orders for terminal equipment amounting to NIS 92 million (as at December 31, 2012, NIS 158 million).

16.5	For information about agreements for the purchase of property, plant and equipment, see Note 7.6 above.

17.	Securities, Liens and Guarantees

The Group's policy is to provide tender, performance and legal guarantees. In addition, the Company provides bank guarantees, where necessary, for banking obligations of subsidiaries and associates. As at December 31, 2013, the Group has the guarantees described in Note 17.

17.1	The Group companies have guarantees of NIS 91 million to the Ministry of Communications to secure the terms of their licenses (mostly linked to the USD exchange rate).

17.2	The Group companies have bank guarantees totaling NIS 74 million to third parties.

17.3
The Company provided a bank guarantee to DBS, which DBS had provided to the State of Israel, according to the terms of DBS's license. The guarantee is in accordance with the proportionate rate of the Company's holdings in DBS. As at December 31, 2013, the balance of the Company's share in the guarantee is NIS 20 million (linked to the CPI).

17.4	For information about liens for loans and borrowings, see Note 11.2.

17.5	For the Company's guarantee to Bezeq International and Teletel Communication Channels Ltd. in respect of bank credit, see Note 12.2.10.2.

17.6	For the securities, liens and stipulations of DBS, see Note 10.1.

Notes to the Consolidated Financial Statements as at December 31, 201

18.	Capital

18.1.	Share capital

	Registered share capital		Issued and paid up share capital
	Number of shares		Number of shares
	December 31, 2013	December 31, 2012	December 31, 2013	December 31, 2012
Ordinary shares of NIS 1 par value	2,825,000,000	2,825,000,000	2,730,129,689	2,724,754,676

18.2.	Dividends

18.2.1	Dividend distribution policy

On August 4, 2009, the Board of Directors resolved to distribute a dividend to the shareholders amounting to 100% of the semi-annual profit (after tax) (profit for the period attributable to the shareholders of the Company), in accordance with the consolidated financial statements of the Company. Application of the policy to distribute a dividend is subject to the provisions of the law, including the distribution criteria prescribed in the Companies Law, and the estimation of the Board of Directors of the Company regarding the Company’s ability to meet its existing and anticipated liabilities, taking into consideration the projected cash flow, the Company's operations and liabilities, the cash balance, its plans and position as will be from time to time and subject to the approval of the general meeting of the Company's shareholders regarding any specific distribution, as set out in the articles of association of the Company. Since the date of the resolution, the Company’s dividend policy has not been changed.

18.2.2	Distribution not in compliance with the earnings test

In 2011-2013, the Company made a special distribution, which was approved at the beginning of 2011, amounting to NIS 3 billion, a sum which exceeds the Company's profits, as set out in Section 302 of the Companies Law (“the Special Distribution”). This was distributed to the Company's shareholders in six equal semi-annual lots (without interest or linkage payments).

The liability for the special distribution was recorded in 2011 at a present value of NIS 2.811 billion as a reduction in retained earnings. Financing expenses for the liability for distribution of NIS 189 million were recorded in the statement of income in 2011 through to 2013.

18.2.3	Distributions made by the Company in 2012-2013:

Distribution date	Distributed amount per share (NIS)	2013 NIS million	2012 NIS million
Regular dividend (see section 18.2.1 above)
May 21, 2012	0.3951788	-	1,074
October 10, 2012	0.3659618	-	997
May 13, 2013	0.3159446	861	-
September 15,.2013	0.3553748	969	-
Total distribution of a regular dividend		1,830	2,071
Special distribution (see section 18.2.2 above)
May 21, 2012	0.1839752	-	500
October 10, 2012	0.1835315	-	500
May 13, 2013	0.1834754	500	-
September 15,.2013	0.1833720	500	-
Total special distribution		1,000	1,000

		2,830	3,071

Notes to the Consolidated Financial Statements as at December 31, 201

18.2.4
The balance of the distributable profits as at the reporting date (subject to fulfillment of the distribution tests) amounts to NIS 802 million (surpluses accumulated in the last two years after deducting prior distributions other than the special distribution).

18.2.5
On March 5, 2014, the Board of Directors of the Company resolved to recommend to the general meeting of the Company's shareholders the distribution of a cash dividend to the shareholders in the amount of NIS 802 million. As at the approval date of the financial statements, the dividend has not yet been approved by the general meeting.

18.2.6	The Company also issued share options to employees, managers and senior employees in the Group (see Note 24).

19.	Revenues

	Year ended December 31
	2013	2012	2011
	NIS million	NIS million	NIS million
Domestic fixed-line communication
Fixed-line telephony	1,908	2,179	2,320
Internet - infrastructure	1,283	1,166	1,092
Transmission and data communication	794	784	749
Other services	220	218	215
	4,205	4,347	4,376
Cellular communications
Cellular services and terminal equipment	2,744	3,174	3,547
Sale of terminal equipment	1,000	1,203	1,911
	3,744	4,377	5,458

International communications, internet and NEP services	1,367	1,289	1,289

Other	247	265	250

	9,563	10,278	11,373

20.	Salaries

	Year ended December 31
	2013	2012		2011
	NIS million	NIS million		NIS million
Salaries and incidentals - operating	1,741	1,775	*	1,737	*
General and administrative	589	634	*	722	*
Share-based payments (see also Note 24)	34	70		173
Total salaries and incidentals	2,364	2,479		2,632
Less salaries recognized in investments in property, plant and equipment and intangible assets	492	503		542
	1,872	1,976		2,090

*	Restated following retrospective application of the amendment to IAS 19, Employee Benefits. See Note 1.8.

Notes to the Consolidated Financial Statements as at December 31, 201

21.	General and Operating Expenses*

	Year ended December 31
	2013	2012	2011
	NIS million	NIS million	NIS million
Terminal equipment and materials	1,071	1,263	1,693
Interconnectivity and payments to domestic and international operators	905	900	910
Maintenance of buildings and sites	607	663	641
Marketing and general	563	556	655
Services and maintenance by sub-contractors	162	158	170
Vehicle maintenance	152	162	142
Content services	65	103	123
Royalties and collection fees	51	148	160
	3,576	3,953	4,494

*	Less expenses of NIS 64 million recognized in 2013 for investments in property, plant and equipment and intangible assets (in 2012, NIS 61 million and in 2011, NIS 58 million),

22.	Other Operating Expenses (Income), Net

	Year ended December 31
	2013	2012	2011
	NIS million	NIS million	NIS million
Profit from the sale of property, plant and equipment (mainly real estate)	(120)	(125)	(119)
Profit from copper sales	(40)	(79)	(62)
Provision for severance pay in voluntary retirement	90	32	369
Expenses for collective agreement at Pelephone	61	-	-
Provision for contingent liabilities, net	-	(10)	(29)
Profit from copper and other forward contracts	(7)	-	(20)
Loss from discontinuation of a development and software project	1	54	-
	(15)	(128)	139

Notes to the Consolidated Financial Statements as at December 31, 201

23.	Financing Expenses (Income), Net

	Year ended December 31
	2013	2012		2011
	NIS million	NIS million		NIS million
Interest expenses for financial liabilities	428	446		380
Finance expenses for payable dividend	31	75		83
Linkage and exchange rate differences, net	58	52		75
Financing expenses for employee benefits, net	15	20	*	26	*
Other financing expenses	41	56		37
Total financing expenses	573	649		601
Interest and linkage differences from loans to an associate	226	193		189
Income in respect of credit in sales, net of discount commission	122	147		102
Revenues from financial assets classified as available for sale	-	78		-
Net change in fair value of financial assets held for trading and derivatives	2	24		31
Interest revenues from bank deposits, investments and others	28	16		25
Other financing income, net	50	40		42
Total financing income	428	498		389

Financing expenses, net	145	151		212

*	Restated following retrospective application of the amendment to IAS 19, Employee Benefits. See Note 1.8.

24.	Share-based Payments

24.1
As at December 31, 2013, the Company has two option plans settled in cash through a net exercise mechanism and a phantom option plan, settled in cash. All of the options that were granted are non-marketable and each plan vests in three equal lots. The exercise price is adapted to changes in equity and distribution of a dividend. Additional information:

Name of plan	Number of options granted (before forfeiture) (in thousands)	Number of options in circulation as at December 31, 2013 (in thousands)	Weighted average of exercise price as at December 31, 2013 (NIS)	Weighted average of remaining contractual life
Employee option plan of 2010	69,495	57,457	4.12	2
Option plan for senior managers and employees of the Group of 2007	65,250	600	2.87	3.4
Phantom options plan for senior officers in the Group granted in December 2010	16,400	10,950	6.87	2

Notes to the Consolidated Financial Statements as at December 31, 201

24.2	Change in the number of options settled in shares

	No. of options
	Year ended December 31
	2013	2012	2011
	Thousands	Thousands	Thousands
Balance in circulation as at January 1	70,027	82,061	47,027
Options granted during the year	-	646	68,874
Options forfeited during the year	(707)	(1,203)	(1,324)
Options exercised during the year	(11,263)	(11,477)	(32,516)
Balance in circulation at the end of the period	58,057	70,027	82,061

Exercisable at the end of the period	39,299	30,600	18,874

The average share price in 2013, 2012 and 2011 is NIS 5.35 per share, NIS 5.16 per share and NIS 8.71 per share, respectively.

See Note 20 for information about salary expenses for share-based payments.

25.	Earnings per Share

Basic and diluted earnings per share

The calculation of basic earnings per share was based on the profit attributable to holders of ordinary shares, and on a weighted average number of ordinary shares outstanding, calculated as follows:

	2013	2012		2011
	NIS million	NIS million		NIS million
Profit attributable to holders of ordinary shares	1,771	1,861	*	2,074	*

Weighted average number of ordinary shares (basic)	2,726	2,720		2,701
Effect of share options exercised	15	6		24
Weighted average number of ordinary shares (diluted)	2,741	2,726		2,725

*	Restated following retrospective application of the amendment to IAS 19, Employee Benefits. See Note 1.8.

The average market value of the Company's shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period that the options were outstanding.

Notes to the Consolidated Financial Statements as at December 31, 201

26.	Segment Reporting

The Group operates in various segments in the communications sector, so that every company in the Group operates in one separate business segment. The primary reporting format, by business segments, is based on the Group's management and internal reporting structure.

Each company provides services in the segment in which it operates, using the property, plant and equipment and the infrastructure it owns (see also Note 19). The infrastructure of each company is used only for providing its services. Each of the companies in the Group is exposed to different risks and yield expectations, mainly in the matter of the technology and competition in the segment in which it operates. Accordingly, the separable component in the Group is each company in the Group.

The Company's investment in DBS is accounted for using the equity method. The Group reports on multichannel television as an operating segment without adjustment to ownership rates.

Based on the above, the business segments of the Group are as follows:

Bezeq -The Israel Telecommunication Corp. Ltd.: fixed line domestic communications

Pelephone Communications Ltd.: cellular communications

Bezeq International Ltd.: international communications, internet services and network end point

DBS Satellite Services (1998) Ltd.: multichannel television

The other companies in the Group are presented under the "Other" item. Other operations include call center services (Bezeq Online), content services, online shopping and classified ads, (through Walla, WallaShops, Yad2 and other sites) These operations are not recognized as reporting segments as they do not fulfill the quantitative thresholds. The Group’s investment in the Stage One venture capital fund is presented under adjustments.

Inter-segment pricing is set at the price determined in a transaction between unrelated parties.

The results, assets and liabilities of a segment include items directly attributable to that segment, as well as those that can be allocated on a reasonable basis. Segment capital expenditure is the total cost incurred during the period for acquisition of property, plant and equipment and intangible assets.

Notes to the Consolidated Financial Statements as at December 31, 201

26.1.	Operating segments

	Year ended December 31, 2013
	Domestic fixed-line communication	Cellular communication	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,198	3,741	1,365	1,633	241	(1,633)	9,545
Inter-segment revenues	280	68	68	2	21	(421)	18
Total revenues	4,478	3,809	1,433	1,635	262	(2,054)	9,563

Depreciation and amortization	683	458	130	263	31	(254)	1,311

Segment results – operating profit	1,998	608	227	268	(4)	(278)	2,819
Financing expenses	534	46	23	654	6	(690)	573
Financing income	(317)	(137)	(9)	(7)	-	42	(428)
Total financing expenses (income), net	217	(91)	14	647	6	(648)	145

Segment profit (loss) after financing expenses, net	1,781	699	213	(379)	(10)	370	2,674
Share in profits (losses) of associates	-	-	1	-	-	(253)	(252)
Segment profit (loss) before income tax	1,781	699	214	(379)	(10)	117	2,422
Income tax	410	178	56	2	5	-	651
Segment results – net profit (loss)	1,371	521	158	(381)	(15)	117	1,771

Segment assets	7,767	4,126	1,248	1,617	232	(2,155)	12,835
Investment in associates	-	-	3	-	14	998	1,015
Goodwill	-	-	6	-	87	1,079	1,172
Segment liabilities	11,234	1,242	440	5,960	249	(6,526)	12,599
Investments in property, plant and equipment and intangible assets	777	335	106	327	19	(327)	1,237

Notes to the Consolidated Financial Statements as at December 31, 201

	Year ended December 31, 2012
	Domestic fixed-line communications		Cellular telephone	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million		NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,339		4,371	1,286	1,636	256	(1,636)	10,252
Inter-segment revenues	291		97	54	-	36	(452)	26
Total revenues	4,630		4,468	1,340	1,636	292	(2,088)	10,278

Depreciation and amortization	730		531	136	248	25	(234)	1,436

Segment results – operating profit	1,959	*	892	219	253	(13)	(269)	3,041	*
Financing expenses	581	*	101	18	563	7	(621)	649	*
Financing income	(322)		(146)	(10)	(2)	-	(18)	(498)
Total financing expenses (income), net	259		(45)	8	561	7	(639)	151

Segment profit (loss) after financing expenses, net	1,700		937	211	(308)	(20)	370	2,890
Share in profits (losses) of associates	-		-	1	-	-	(246)	(245)
Segment profit (loss) before income tax	1,700		937	212	(308)	(20)	124	2,645
Income tax	473	*	239	52	2	(3)	15	778	*
Segment results – net profit (loss)	1,227		698	160	(310)	(17)	109	1,867

Segment assets	8,096		4,704	1,251	1,387	288	(2,146)	13,580	*
Investment in associates	-		-	2	-	-	1,003	1,005
Goodwill	-		-	6	-	87	1,090	1,183
Segment liabilities	11,704		1,735	436	5,349	258	(6,169)	13,313
Investments in property, plant and equipment and intangible assets	945		397	169	324	32	(324)	1,543

Notes to the Consolidated Financial Statements as at December 31, 201

	Year ended December 31, 2011
	Domestic fixed-line communications		Cellular telephone	International communications and internet services	Multi-channel television	Other	Adjustments	Consolidated
	NIS million		NIS million	NIS million	NIS million	NIS million	NIS million	NIS million
Revenues from external sources	4,371		5,454	1,288	1,619	236	(1,619)	11,349
Inter-segment revenues	277		94	66	-	41	(454)	24
Total revenues	4,648		5,548	1,354	1,619	277	(2,073)	11,373

Depreciation and amortization	688		561	109	276	21	(260)	1,395

Segment results – operating profit	1,671	*	1,360	241	295	3	(315)	3,255	*
Financing expenses	533	*	67	11	547	5	(562)	601	*
Financing income	(291)		(105)	(9)	(23)	-	39	(389)
Total financing expenses (income), net	242		(38)	2	524	5	(523)	212

Segment profit (loss) after financing expenses, net	1,429		1,398	239	(229)	(2)	208	3,043
Share in profits (losses) of associates	-		-	1	-	-	(217)	(216)
Segment profit (loss) before income tax	1,429		1,398	240	(229)	(2)	(9)	2,827
Income tax	356	*	342	58	1	4	(3)	758	*
Segment results – net profit (loss)	1,073		1,056	182	(230)	(6)	(6)	2,069

*	Restated following retrospective application of the amendment to IAS 19, Employee Benefits. See Note 1.8.

Notes to the Consolidated Financial Statements as at December 31, 201

26.2.	Adjustments for segment reporting of revenue, profit or loss, assets and liabilities

	Year ended December 31
	2013	2012	2011
	NIS million	NIS million	NIS million
Revenues
Revenues from reporting segments	11,355	12,074	13,169
Revenues from other segments	262	292	277
Cancellation of revenues from inter-segment sales except for revenues from sales to an associate reporting as a segment	(421)	(452)	(454)
Cancellation of revenues for a segment classified as an associate	(1,633)	(1,636)	(1,619)
Consolidated revenues	9,563	10,278	11,373
Profit or loss
Operating profit for reporting segments	3,101	3,323 *	3,567 *
Cancellation of expenses for a segment classified as an associate	(268)	(253)	(295)
Financing income (expenses), net	(145)	(151)*	(212)*
Share in losses of associates	(252)	(245)	(216)
Profit (loss) for operations classified in other categories	(4)	(13)	3
Other adjustments	(10)	(16)	(20)
Consolidated profit before income tax	2,422	2,645	2,827

	December 31, 2013	December 31, 2012
	NIS million	NIS million
Assets
Assets from reporting segments	14,767	15,448 *
Assets attributable to operations in other categories	333	375
Goodwill not attributable to an operating segment	1,079	1,090
Investment in an associate (mainly loans) reported as a segment	979	1,003
Cancellation of assets for a segment classified as an associate	(1,617)	(1,387)
Less inter-segment assets and other adjustments	(519)	(761)
Consolidated assets	15,022	15,768
Liabilities
Liabilities from reporting segments	18,876	19,224 *
Liabilities attributable to operations in other categories	249	258
Cancellation of liabilities for a segment classified as an associate	(5,960)	(5,349)
Less inter-segment liabilities	(566)	(820)
Consolidated liabilities	12,599	13,313

*	Restated following retrospective application of the amendment to IAS 19, Employee Benefits. See Note 1.8.

Notes to the Consolidated Financial Statements as at December 31, 201

27.	Transactions with Interested and Related Parties

27.1.	Identity of interested and related parties

The Company’s interested and related parties are as defined in the Securities Law and in IAS 24, Related Party Disclosures and include mainly B Communications Ltd. ("B Communications), related parties of B Communications, jointly-controlled entities, associates, directors and key management personnel in the Company or the parent company and a person who is close to a family member of any of these individuals.

27.2.	Balances with interested and related parties

	December 31
	2013	2012
	NIS million	NIS million
Trade receivables - associates	52	53
Loan to an associate, see Note 27.3 below.	1,968	1,742
Liabilities to related parties, net	(53)	(86)

27.3.	Loans provided to an associate

For the loans provided by the Company to the associate DBS, see Note 10.1. DBS also received loans from Eurocom DBS Ltd. As at December 31, 2013, the balance of the loans under the loan terms is NIS 1.509 billion (as at December 31, 2012 – NIS 1.453 billion). In 2013, maximum revenues and linkage differences of EuroCom DBS Ltd. under the terms of loans amount of NIS 56 million (in 2012 - NIS 45 million). DBS recognizes the loans in its financial statements at fair value at the measurement date plus interest and interest differences as at the reporting date. As at December 31, 2013, the balance of the loans in the financial statements of DBS is NIS 1.005 billion (as at December 31, 2012 – NIS 859 million). In 2013, maximum revenues and linkage differences under the terms of loans amount to NIS 146 million (in 2012 - NIS 122 million).

27.4.	Transactions with interested and related parties

	Year ended December 31
	2013	2012	2011
	NIS million	NIS million	NIS million
Revenues
From associates (including financing income for shareholders' loans)	246	221	217
From related parties	8	7	8
Expenses
To related parties	46	50	138
Associate to related parties	80	95	89
To associates	7	1	1
Property, plant and equipment
Related parties	66	90	97

Notes to the Consolidated Financial Statements as at December 31, 201

27.5.	Transactions with interested and related parties

27.5.1	Negligible transactions

On March 7, 2011, the Company’s Board of Directors resolved to adopt guidelines and regulations to classify a transaction of the Company, its subsidiary or associate with an interested party as a negligible transaction, which is not an extraordinary transaction, as set out in Article 41(A)(6) of the Securities Regulations (Annual Financial Statements), 2010 (“the Annual Financial Statements Regulations”). These guidelines and regulations are also used to assess the scope of disclosure in the periodic report and prospectus (including shelf offering reports) regarding a transaction of the Company, a company under its control and a subsidiary or associate with a controlling shareholder or in which the controlling shareholder has a personal interest as set out in Article 22 of the Securities Law (Periodic and Immediate Reports), 1970 (“the Periodic Reports Regulations”) and Article 54 of the Securities Regulations (Prospectus Details and Draft Prospectus – Structure and Form), 1969, and to assess the need to submit an immediate report for the transaction of the Company, as set out in Article 37(A)(6) of the periodic reports regulations (types of transactions determined in the financial statements regulations) and the prospectus details regulations referred to above ("the Interested Party Transactions").

From time to time, the Company and its subsidiaries or associates carry out negligible transactions, which are not extraordinary transactions, with an interested party in the Company or with related parties, of the types and nature detailed below:

1.
Sales of communications services and products by Group companies, including: basic communication services (telephony, transmission and PRI) and hosting at server farms; cellular services, value added services and sales and upgrading of cellular end equipment; web browsing services, international telephony services, hosting services and data communication services; multichannel television services

2.
Purchase of devices from Eurocom Group companies (companies owned by the controlling shareholder of the Company or companies controlled by the controlling shareholder at the approval date of the agreement), including acquisition of electronic equipment, terminal equipment, communication equipment, pit covers

3.
Acquisition of maintenance and development services from companies in the Eurocom Group, including maintenance, development and upgrading services for systems used in the Group companies, maintenance and spare parts for exchanges; content development services and communication applications.

4.	Sales of maintenance, upgrading and development services by Group companies, including: maintenance of equipment, content development services and communication applications

5.
Sale of user rights in communication infrastructure, call transfer, including sale of user rights in international communication infrastructure and supply of a local segment in Israel, hosting services at server farms, and reciprocal call transfer and completion agreements with Eurocom Group companies.

6.	Placement and outsourcing services

7.
Rental, management and real estate acquisition agreements, including rental of areas used for communication facilities, warehouses; and rental of areas to Eurocom Group companies in properties owned by the Company

8.
Acquisition of advertising and content services, including agreements to acquire media slots from media companies in the Eurocom Group; agreement for to use content on Pelephone's cellular portal; acquisition of portals from Eurocom Group companies; media content management services by Eurocom Group companies.

9.
Transactions relating to joint marketing, advertising, discounts and sponsorship with Eurocom Group companies or related to products of Eurocom Group companies, including distribution agreements (dealer) for marketing Company services, joint marketing campaigns, consignment agreements for the sale of Eurocom Digital Communications equipment, and technological sponsorship at exhibitions organized by the Company.

Notes to the Consolidated Financial Statements as at December 31, 201

10.
Contribution to the community together with Eurocom Group companies and contribution to organizations/projects in which the controlling shareholder of the Company or his relative volunteers as an officer. These contributions are part of the Company's contribution policy.

In the absence of special qualitative considerations all the circumstances, a transaction that is in the Company’s regular course of business, is carried out in market conditions and has no material effect on the Company, shall be deemed negligible if all the following parameters exist:

A.	The amount of the transaction does not exceed NIS 10 million.

B.	The Company is not required to issue an immediate report for the transaction under Article 36 of the periodic reports regulations or any other law.

C.
The transaction does not address the conditions of office and employment (as defined in the Companies Law, 1999) of an interested party or his relative, or a transaction as set out in section 270(4) of the Companies Law (transaction of a public company with a holder of control therein, directly or indirectly, including through a company he controls, in respect of receiving services from it by the Company and if such person is also an officer - as to the conditions of his office and employment, and if he is an employee of the Company but not an officer, as to his employment by the Company).

According to the provisions of the Companies Law, as amended from time to time, once a year, before publication of the annual financial statements, the audit committee will review the parameters set out above, and whether they require updating. In general, each transaction will be tested separately for negligibility. Notwithstanding the aforesaid, separate transactions that are part of the same continuing transaction or very similar transactions that are carried out routinely and repeatedly, will be tested as one transaction on an annual basis for negligibility, provided the scope of the transaction does not exceed NIS 10 million, as set out above.

The Board of Directors may, from time to time and at its discretion, amend the parameters for a negligible transaction. This amendment will be duly reported.

Notes to the Consolidated Financial Statements as at December 31, 201

27.5.2	Transactions included in section 270(4) of the Companies Law, which are not considered negligible transactions

Approval date of the general meeting (after approval of the Company's audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction	Nature of the personal interest
June 10, 2010	The Company's three-year agreement with Eurocom Communications Ltd. ("Eurocom Communications") for ongoing management and consulting services that was valid until May 30, 2013	USD 1.2 million per year	Section E below
March 27, 2012
Approval of the Company's vote in the general meeting of DBS in favor of the amended agreement between DBS and Eurocom Digital Communications Ltd. ("Eurocom") and Advanced Digital Broadcast SA ("ADB") for some of the converters (50% of the original amount that was approved)
		Additional cost of up to USD 2 million	Section A below
April 24, 2012
Approval of the Company's vote at the general meeting of shareholders of DBS in favor of DBS's agreement with Eurocom and ADB for the acquisition of power supplies until December 31, 2012 and converters in accordance with the existing framework agreement until December 31, 2014.
		For power supplies: at a total cost of up to USD 131 million For converters: at a total cost of USD 10 million	Section A below
July 25, 2012
Approval of the Company's vote in the general meeting of DBS in favor of the amendment to the agreement between DBS and Eurocom and ADB For the additional cost for some of the converters (42% of the original approved quantity) and for 16% of the original approved quantity, the supply date was extended to September 30, 2013
		Total and maximum additional cost (for 42% of the converters) of up to USD 1.337 billion	Section A below
July 25, 2012
Approval of the Company's vote at the general meeting of shareholders of DBS in favor of DBS's agreement with Eurocom and ADB for the acquisition of yesMaxTotal converters in accordance with the existing framework agreement until December 31, 2014.
		Total cost of USD 21 million In addition, there is an additional cost of up to USD 3 million, to the extent required by the market situation.	Section A below
September 6, 2012
Approval of the Company's vote at the general meeting of DBS in favor of postponement of some of the payments due from DBS to the Company and to Bezeq International, by virtue of the prior arrangements for settling the debt
		The deferred payments to Bezeq International amount to NIS 27 million. The deferred payments to Bezeq International amount to NIS 6 million.	Section B below
October 11, 2012
Amendment to and extension of Pelephone's agreement with Eurocom Cellular Communications Ltd. Under the amendment, the agreement that was approved at the general meeting on June 10, 2010 will be expanded to include products manufactured by the Chinese electronics manufacturer ZTE. The agreement will be extended by three years until December 31, 2015.
		Annual scope of up to NIS 300 million	Section C below
January 21, 2013
Approval of the Company's vote in the general meeting of DBS in favor of the amendment to DBS's agreement with Eurocom and ADB and extension of the agreement period approved in the general meeting on April 24, 2012 as follows:
(1) Purchase of power supplies for yesMaxHD converter for a period of up to December 31, 2013
(2) Additional power supplies
		(1) Additional cost of up to USD 131 thousand (2) Additional cost of up to USD 79 thousand	Section A below
Approved by the Company's Board of Directors on April 25, 2013 in accordance with the Companies Regulations (Relief in Transactions with Interested Parties), 2000 ("the Relief Regulations for Transactions with Interested Parties")

Extension of the arrangements approved at the Company's general meeting on October 14, 2010, between the Company and DBS and between Bezeq International and DBS for reciprocal marketing of products and services until December 31, 2015
		The fees to be paid by the parties to each other will be in accordance with the criteria approved by the general meeting as part of the original approval for the agreement	Section C below
May 8, 2013
Approval of the Company's vote at the general meeting of DBS in favor of DBS's agreement with Space Communications Ltd. for leasing space segments, in which the original agreement will be amended and extended. The agreement is valid until the end of 2028.
		Total amount of up to USD 227 million (net including discounts for satellite segments leased in the existing agreement)	Section D below.

Notes to the Consolidated Financial Statements as at December 31, 201

27.5.2	Transactions included in section 270(4) of the Company's Law which are not considered as negligible transactions (contd.)

Approval date of the general meeting (after approval of the Company's audit committee and Board of Directors)	Nature of the transaction	Amount of the transaction	Nature of the personal interest
June 13, 2013
Amendment to the Company's three-year agreement with Eurocom Communications for ongoing management and consultation services valid until May 31, 2016, unless one of the parties announces its intention to terminate the agreement with three months’ notice. For further information see section E below.
		NIS 5.5 million per year	Section E below
Approved by the Company's Board of Directors on November 6, 2013 in accordance with the relief regulations for transactions with interested parties	Amendment to and extension of DBS's agreement with Eurocom and ADB for acquisition of yesMaxTotal3 converters	The total cost will be USD 10 million per year	Section A below
January 27, 2014
Approval of the Company's vote at the general meeting of DBS in favor of DBS's agreement with Eurocom and ADB for the acquisition of an additional quantity of yesMaxTotal converters and power supplies for yesMax HD converters, until June 30, 2015.

For converters: at a total cost of USD 14 million;  there is an additional 2.42% of the price for the cost of the hard drive only, if there are changes due to an increase in hard drive prices
For power supplies: at a total cost of USD 197 thousand
Section A below
Approved by the Company's Board of Directors on February 27, 2014 in accordance with the relief regulations for transactions with interested parties	Approval of the extension of supplier credit terms in accordance with the agreement between DBS and Space Communications Ltd. for lease of space segments, up to December 31, 2014	NIS 920 thousand	Section D below

The financial values of the transactions described in section 27.5.2 above, which were carried out in 2013, are as follows:

	Amounts included in the consolidated statement	Amounts included in the financial statements of DBS
	NIS million	NIS million
Expenses	30	79
Finance income (expenses)	3	(3)
Property, plant and equipment	-	52

A.
B Communications Ltd., the controlling shareholder of the Company, has a personal interest, since Eurocom is a related company to B Communications. Eurocom is controlled by Eurocom Communications, which is the controlling shareholder (tiered) of B Communications.

The director Shaul Elovitch has a personal interest as the controlling shareholder (tiered) in Eurocom Communications; directors Or Elovitch and Orna Elovitch-Peled have a personal interest being a relative of the controlling shareholder; directors Felix Cohen and Amikam Shorer have a personal interest being employees and/or officers in Eurocom Group companies.

B.
B Communications has a personal interest in the transaction, since 50.2% of the shares of DBS are held by Eurocom DBS Ltd, which is controlled by Eurocom Communications, which is the controlling shareholder (tiered) of B Communications.

In addition, the directors Shaul Elovitch, Or Elovitch, Orna Elovitch-Peled, Felix Cohen and Amikam Shorer have a personal interest as described in section A above.

Notes to the Consolidated Financial Statements as at December 31, 201

C.
B Communications has a personal interest in the transaction, since Eurocom Cellular Communications Ltd. (a party to the transaction) is a related company to B Communications. Eurocom Cellular Communications Ltd. is controlled by Eurocom Communications, which is the controlling shareholder (linked) of B Communications.

In addition, the directors Shaul Elovitch, Or Elovitch, Orna Elovitch-Peled, Felix Cohen and Amikam Shorer have a personal interest as described in section A above.

D.	See section B above; in addition, Or Elovitch, Shaul Elovitch, Amikam Shorer, and Felix Cohen serve as directors in Space (Or Elovitch serves as chairman of the board of directors of Space).

E.
The management company will provide the services of Shaul Elovitch, who will serve as executive chairman of the Board of Directors of the Company and its subsidiaries. Executive chairman services will be provided in a scope of 70% and will include: service as active chairman of the Board of Directors of the Company and all its subsidiaries; management of work interfaces with the managements of the Company and its subsidiaries; active supervision authority for the effective management and performance of the Board of Directors of the Company and its subsidiaries; management of formation of the Group's strategy (subject to approval by the Company's Board of Directors); and more

Eurocom will provide directors on its behalf, to serve on the boards of directors of the Company and its subsidiaries, in addition to the chairman of the board.

Eurocom will also provide ongoing consultation services in diverse areas, in a monthly scope of at least 45 hours of monthly consulting services, provided by Or Elovitch, Amikam Shorer, Felix Cohen and any other party set out in the agreement.

For services provided by the Eurocom Communications as described above, the Company will pay the following consideration to Eurocom Communications: (a) NIS 1.7 million per year for the participation of directors serving on behalf of the Company's controlling shareholders, as part of their membership and position as directors in the Company and/or its subsidiaries and the various committees, subject to adjustments in accordance with their number and presence in meetings; (b) NIS 3.5 million per year for the service and activities of Shaul Elovitch as active chairman of the Company's Board of Directors of the Company and its subsidiaries; (c) NIS 324 thousand per year for ongoing consultation services.

F.	For further information about the transactions included in section 279(4) of the Companies Law, regarding D&O insurance and indemnity, see Note 27.8 below.

27.6.	Benefits for key officers

Benefits for employment of key managers, including:

	Year ended December 31
	2013		2012		2011
	No. of persons	NIS thousands	No. of persons	NIS thousands	No. of persons	NIS thousands
Salary (27.6.2)	4	8,078	3	7,494	3	7,643
Bonus	4	5,302	3	5,864	3	6,292
Share-based payments (27.6.3)	4	2,578	3	(1,773)	3	2,931
		15,958		11,585		16,866

Notes to the Consolidated Financial Statements as at December 31, 201

27.6.1
Key officers in the Group in 2013 include the chairman of the Board of Directors (who did not receive compensation for his office in the reporting year). The CEO of the Company and the former CEO of the Company, as well as the CEOs of Pelephone and Bezeq International.

27.6.2
In 2013, the changes in other provisions (which are included in total salary) include a reduction in provisions due to the payment of the early notice and leave for the former CEO of the Company amounting to NIS 1.2 million and creation of a provision for early notice and leave of the incumbent CEO amounting to NIS 1.1 million. In 2012 and 2011, changes in other provisions (included in the total salary) are insignificant.

27.6.3
On December 30, 2010, the Company’s Board of Directors adopted a phantom options plan. In accordance with the plan, 8 million phantom options were allocated to the former CEO of the Company and the CEOs of Pelephone and Bezeq International. The theoretical economic value as at December 31, 2013 amounted to NIS 3.8 million.

27.7.	Benefits for directors

	Year ended December 31
	2013	2012	2011
	NIS thousands	NIS thousands	NIS thousands
Remuneration for directors who are not employed by the Company, see section 27.7.1	2,168	1,507	1,427
Number of directors receiving remuneration	5	4	4
Salary of employee-directors, see 27.7.2	1,358	850	1,269
Number of directors receiving a salary, see 27.7.2	2	3	2
Management fees to the controlling shareholder (see section 27.5.2)	5,062	4,601	4,306

27.7.4	The directors serving on the Company’s Board of directors, except for the outside directors and the independent directors, do not receive remuneration from the Company.

27.7.5
The salary is paid to employee-directors in respect of their work in the Company and they do not receive any additional pay in respect of their service as directors in the Company. In 2012, two directors who are employees served in the Company. In 2013, the service of one of the directors ended, and the director was replaced by another director employed by the Company, whose service ended in February 2014. As at the approval date of the financial statements, one director who is an employee serves in the Company.

Notes to the Consolidated Financial Statements as at December 31, 201

27.8.	Additional benefits for directors and officers

Approval date of the general meeting (after approval of the Company's Board of Directors)	Nature of the transaction	Amount of the transaction
March 8, 2010	Conversion of the D&O liability insurance policy to a run-off policy	-
April 13, 2011	Framework agreement for three years, as from April 14, 2011 through to April 13, 2014, for a policy to cover D&O liability in future insurance policies	The annual premium is up to USD 185,000 with an addition of up to 20%.
Approved by the Company's Board of Directors on March 7, 2013 in accordance with the relief regulations for transactions with interested parties	The Company's agreement in a D&O liability insurance policy until April 13, 2013	The annual premium is up to USD 220 thousand.
Approved by the Company's Board of Directors on March 13, 2013 in accordance with the relief regulations for transactions with interested parties	The Company's agreement, in accordance with the terms of the framework transaction described above, in a D&O liability insurance policy for the period between April 14, 2013 and April 13, 2014	The scope of the cover is USD 100 million and the annual premium is USD 210,000.
January 17, 2007	Undertaking to indemnify officers in the Company	Up to 25% of the Company’s equity at the time the indemnity is granted
October 26, 2011	Amendment to the deeds of indemnity granted to officers serving in the Company	-

27.9.	For guarantees to related parties, see Note 17.3.

28.	Financial Instruments

28.1.	General

The Group is exposed to the following risks, arising from the use of financial instruments:

A.	Credit risk

B.	Liquidity risk

C.	Market risk (which includes currency, interest, CPI risks and other price risks)

This Note provides information about the Group's exposure to each of the above risks, an explanation as to how the risks are managed, and the measurement processes.

28.2.	Framework for financial risk management

The Board of Directors has overall responsibility for the Group’s financial risk management. The purpose of financial risk management in the Group is to define and monitor those risks constantly, and to minimize their possible effects arising from the exposure on the basis of assessments and expectations for parameters that affect the risks.

The Group's policy is to partially hedge, in accordance with the rules determined by the Company's Board of Directors, exposure arising from fluctuations in foreign exchange rates and changes in the CPI.

28.3.	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or the other party to a financial asset fails to meet its contractual obligations, and it is derived mainly from debit balances of customers and other receivables and from investments in deposits and in securities. Management monitors the Group's exposure to credit risks on a regular basis. Cash and investments in deposits and securities are deposited in highly-rated banks.

Trade and other receivables

The Group's management regularly monitors customer debts, and the financial statements include provisions for doubtful debts which properly reflect, in the management's estimation, the loss inherent in doubtful debts. In addition, the balances of the trade receivables are widely spread.

Notes to the Consolidated Financial Statements as at December 31, 201

Investments in financial assets

Any investments in securities are made in liquid, marketable and low-risk securities. Transactions involving derivatives are made with entities that have a high credit rating.

As at the reporting date, there is no material concentration of credit risks. The maximum exposure to credit risk is represented by the carrying amount of each financial asset, including derivatives, in the statement of financial position, as follows:

	December 31, 2013	December 31, 2012
	NIS million	NIS million
Cash and cash equivalents	610	466
Bank deposits	30	105
ETFs and money market	1,099	962
Trade and other receivables	3,443	4,202
Bank deposit for providing loans to employees	64	68
Derivatives and others	3	4
	5,249	5,807

28.4.	Liquidity risk

Liquidity risk is the risk that the Group will be unable to honor its financial obligations on time. The Group's policy for liquidity management is to ensure, as far as possible, sufficient liquidity to honor those liabilities on time, without incurring undesirable losses. The Group estimates that the risk is low.

For information about the terms of the debentures issued by Group companies and the loans received, see Note 11 above.

The following are the contractual maturities of financial liabilities, including estimated interest payments (based on known CPI and interest rates on December 31, 2013):

	December 31, 2013
	Carrying amount	Contractual cash flow	First half of 2014	Second half of 2014	2015	2016 to 2018	2019 and thereafter
	NIS million

Non-derivative financial liabilities
Trade payables	719	719	719	-	-	-	-
Other payables	651	651	641	10	-	-	-
Bank loans	4,161	4,780	67	722	771	2,181	1,039
Debentures issued to the public	5,042	5,825	401	83	941	2,073	2,327
Debentures issued to financial institutions	624	773	98	86	102	270	217
	11,197	12,748	1,926	901	1,814	4,524	3,583

Financial liabilities for derivative instruments	25	25	12	2	5	4	2

It is not expected that the cash flows included in the analysis of the repayment dates will be materially earlier, or in amounts that are materially different.

28.5.	Market risks

Market risk is the risk that changes in market prices, such as the CPI, foreign currency exchange rates, interest rates and the prices of securities, raw materials and other items, will influence the Group's results or the value of its holdings in financial instruments. The purpose of market risk management is to manage and oversee the exposure to market risks within accepted parameters to prevent significant exposures to market risks that will influence the Group's results, liabilities and cash flow.

During the normal course of its business, the Group takes full or partial hedging action and takes into account the effects of the exposure in its considerations for determining the type of loans it takes and in managing its investment portfolio.

Notes to the Consolidated Financial Statements as at December 31, 201

28.5.1	Exposure to CPI and foreign currency risks

CPI risk

Changes in the rate of inflation affect the Group's profitability and its future cash flows, mainly due to its CPI-linked liabilities. In applying a policy of minimizing the exposure to the CPI, the Group makes forward contracts against the CPI. Hedging transactions are performed against the hedged debt repayment schedules. The Company applies hedge accounting for these forward contracts.

A considerable part of these cash balances is invested in shekel deposits / monetary reserves or ETFs-deposit, which are exposed to changes in their real value as a result of a change in the rate of the CPI.

28.5.2	Foreign currency risk

The Group is exposed to foreign currency risks mainly due to payments for purchases of terminal equipment and property, plant and equipment, some of which are denominated in or linked to the USD or EUR. In addition, the Group provides services for customers and receives services from suppliers worldwide for which it is paid and it pays in foreign currency, mainly the dollar.

Notes to the Consolidated Financial Statements as at December 31, 201

Statement of financial position in accordance with linkage basis as at December 31, 2013:

	December 31, 2013
	Unlinked	CPI-linked	In or linked to foreign currency (mainly USD)	Non-monetary balances	Total balances
	NIS million	NIS million	NIS million	NIS million	NIS million
Current assets
Cash and cash equivalents	602	-	8	-	610
Trade receivables	2,607	15	29	-	2,651
Other receivables	36	181	-	127	344
Investments, including derivatives	1,132	-	-	-	1,132
Inventory	-	-	-	117	117
Assets classified as held for sale	-	-	-	66	66
Non-current assets
Trade and other receivables	614	38	-	-	652
Investments, including derivatives	69	-	12	-	81
Property, plant and equipment	-	-	-	5,973	5,973
Intangible assets	-	-	-	2,060	2,060
Deferred and other expenses	-	-	-	261	261
Equity-accounted investments	-	1,968	-	(953)	1,015
Deferred tax assets	-	-	-	60	60
Total assets	5,060	2,202	49	7,711	15,022
Current liabilities
Debentures, loans and borrowings	611	525	-	-	1,136
Employee benefits	257	-	-	-	257
Trade payables	621	-	98	-	719
Other payables, including derivatives	605	46	8	48	707
Current tax liabilities	-	523	-	-	523
Provisions	17	107	-	1	125
Non-current liabilities
Debentures	2,327	2,854	-	-	5,181
Loans	3,490	20	-	-	3,510
Provisions and other liabilities	67	11	-	74	152
Deferred tax liabilities	-	-	-	55	55
Employee benefits	189	-	45	-	234
Total liabilities	8,184	4,086	151	178	12,599

Total exposure in the statement of financial position	(3,124)	(1,884)	(102)	7,533	2,423

Details of forward contracts
Forward contracts on CPI	(2,053)	2,053	-	-	-

Notes to the Consolidated Financial Statements as at December 31, 201

Statement of financial position in accordance with linkage basis as at December 31, 2012:

	December 31, 2012
	Unlinked		CPI-linked	In or linked to foreign currency (mainly USD)	Non-monetary balances		Total balances
	NIS million		NIS million	NIS million	NIS million		NIS million
Current assets
Cash and cash equivalents	457		-	9	-		466
Trade receivables	2,887		9	31	-		2,927
Other receivables	75		129	-	117		321
Investments, including derivatives	1,077		-	4	-		1,081
Inventory	-		-	-	123		123
Assets classified as held for sale	-		-	-	44		44
Non-current assets
Trade and other receivables	1,007		67	-	-		1,074
Investments, including derivatives	71		-	19	-		90
Property, plant and equipment	-		-	-	6,076		6,076
Intangible assets	-		-	-	2,178		2,178
Deferred and other expenses	-		-	-	255		255
Equity-accounted investments	-		1,742	-	(737)		1,005
Deferred tax assets	-		-	-	128	*	128	*
Total assets	5,574		1,947	63	8,184		15,768
Current liabilities
Debentures, loans and borrowings	628		512	-	-		1,140
Employee benefits	251	*	-	-	-		251	*
Trade payables	637		-	153	-		790
Other payables, including derivatives	600		51	-	52		703
Current tax liabilities	-		456	-	-		456
Provisions	16		137	-	2		155
Dividend payable	969		-	-	-		969
Non-current liabilities
Debentures	2,136		2,114	-	-		4,250
Loans	4,098		58	-	-		4,156
Provisions and other liabilities	69		-	-	59		128
Deferred tax liabilities	-		-	-	55		55
Employee benefits	183	*	25	52	-		260	*
Total liabilities	9,587		3,353	205	168		13,313

Total exposure in the statement of financial position	(4,013)		(1,406)	(142)	8,016		2,455

Details of forward contracts
Forward contracts on CPI	(1,067)		1,067	-	-		-

*	Restated following retrospective application of the amendment to IAS 19, Employee Benefits. See Note 1.8.

28.5.3	CPI

In 2013, the known CPI rose by 1.91% (in 2012, 1.44%; in 2011, 2.55%)

Notes to the Consolidated Financial Statements as at December 31, 201

28.5.4	Interest rate risk

The Group is exposed to interest rate risk due to its liabilities for debt instruments bearing variable interest.

A.	Type of interest

The interest rate for the Group’s interest-bearing financial instruments at the reporting date is as follows:

	Carrying amount
	2013	2012
	NIS million	NIS million
Fixed-interest instruments
Financial assets (mainly deposits and trade receivables)	2,413	3,145
Financial liabilities (loans and debentures)	(7,179)	(6,753)
	(4,766)	(3,608)
Variable-interest instruments
Financial liabilities (loans and debentures)	(2,648)	(2,793)

B.	Fair value sensitivity analysis for fixed rate instruments

The Group’s assets and liabilities at fixed interest are not measured at fair value through profit or loss. Accordingly, a change in interest rates at the reporting date will not affect profit or loss.

C.	Sensitivity analysis of cash flow for instruments at variable interest

An increase of 1% in the interest rate at the reporting date would decrease shareholders' equity and profit or loss by approximately NIS 20 million (in 2012 - approximately NIS 21 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

28.6.	Cash flow hedge accounting

28.6.1	Cash flow hedges for CPI-linked liabilities

The Company entered into several forward contracts, as described in the table below, to reduce exposure to changes in the CPI for CPI-linked Debentures (Series 5 and Series 6). These transactions hedge specific cash flows of some of the debentures and are recognized as cash flow hedge accounting. The expiry date of these transactions complies with the repayment schedule of the relevant debentures. The fair value of the forward contracts is based on available market information (tier 2 in the fair value hierarchy)

Hedged item	Repayment dates	Number of transactions	Nominal value (NIS million)	Fair value (NIS million)	Capital reserve (NIS million)

December 31, 2013

Debentures (Series 5)	6.2014 to 6.2016	6	1,019	(13)	4
Debentures (Series 6)	12.2018 to 12.2020	5	1,034	(4)	1
			2,053	(17)	5

December 31, 2012

Debentures (Series 5)	6.2013 to 6.2015	8	1,067	(13)	3

Notes to the Consolidated Financial Statements as at December 31, 201

28.6.2	Cash flow hedge transactions for acquisition of terminal equipment

In the reporting period, Pelephone engaged in a number of forward contracts to reduce exposure to exchange rate fluctuations for terminal equipment purchases. The fair value of the forward contracts is based on available market information (tier 2). The amount hedged by forward contracts as at December 31, 2013 is USD 45 million and the fair value of these transactions amounts to a liability of NIS 8 million.

28.7.	Fair value

28.7.1	Financial instruments at fair value for disclosure purposes only

The table below shows the differences between the carrying amount and the fair value of financial liabilities

The fair value of debentures issued to the public is based on their quoted closing price at the reporting date (level 1).

The fair value of loans and non-marketable debentures is based on the present value of future principal and interest cash flows, discounted at the market rate of interest suitable for similar liabilities plus the required adjustments for risk premium and  non-marketability at the reporting date (level 2).

	December 31, 2013			December 31, 2012
	Carrying amount (including accrued interest)	Fair value	Discount rate (weighted average)	Carrying amount	Fair value
	NIS million	NIS million	%	NIS million	NIS million
Bank loans (unlinked)	2,086	2,203	4.17	2,362	2,487
Debentures issued to the public (CPI-linked)	3,132	3,347	1.65	2,245	2,451
Debentures issued to the public (unlinked)	1,335	1,449	2.07	1,335	1,460
Debentures issued to financial institutions (unlinked)	403	444	4.44	403	440
Special dividend payable	-	-	-	969	983
	6,956	7,443		7,314	7,821

28.7.2	Financial instruments measured at fair value

A.	Fair value hierarchy

When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows:

Level 1: quoted prices (unadjusted) in active markets for identical instruments

Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly

Level 3: inputs that are not based on observable market data

B.	Main methods used by the Group to measure fair value

1.	The fair value of investments in financial funds and ETFs is determined by reference to their average quoted selling price at the reporting date (level 1).

2.
The fair value of forward contracts on the CPI or foreign currency is based on discounting the difference between the price in the forward contract and the price of the present forward contract for the balance of the contract term until redemption, at an appropriate interest rate (level 2). The estimate is made under the assumption that a market participant takes into account the credit risks of the parties when pricing such contracts.

Notes to the Consolidated Financial Statements as at December 31, 201

C.	The table below presents an analysis of the financial instruments measured at fair value, with details of the evaluation method.

	December 31, 2013	December 31, 2012
	NIS million	NIS million
Level 1: investment in exchange-traded funds and money market	1,099	962
Level 2: forward contracts	(25)	(12)
Level 3: investment in non-marketable shares	12	19
	1,086	969

28.8.	Offset of financial assets and liabilities

The Group has agreements with various communication companies to supply and receive communication services. The table below presents the carrying amount of the balances as stated in the statement of financial position as at December 31, 2013:

NIS million
Trade and other receivables, gross	198
Offset amounts	(159)
Trade and other receivables presented in the statement of financial position	39
Trade payables, gross	206
Offset amounts	(159)
Trade and other payables presented in the statement of financial position	47

Notes to the Consolidated Financial Statements as at December 31, 201

29.	Selected Condensed Data from the Financial Statements of Pelephone Communications Ltd. and Bezeq International Ltd.

29.1.	Pelephone Communications Ltd.

Data from the statement of financial position

	December 31, 2013	December 31, 2012
	NIS million	NIS million
Current assets	2,073	2,169
Non-current assets	2,053	2,535
	4,126	4,704

Current liabilities	1,037	1,054
Non-current liabilities	205	681
Total liabilities	1,242	1,735
Equity	2,884	2,969
	4,126	4,704

Selected data from the statement of income

	Year ended December 31
	2013	2012	2011
	NIS million	NIS million	NIS million
Revenues from services	2,808	3,261	3,637
Revenues from sales of terminal equipment	1,001	1,207	1,911
Total revenues from services and sales	3,809	4,468	5,548

Cost of services and sales	2,711	3,040	3,587

Gross profit	1,098	1,428	1,961
Selling and marketing expenses	320	422	480
General and administrative expenses	109	114	121
Other operating expenses	61	-	-
	490	536	601

Operating profit	608	892	1,360
Financing expenses (income)
Financing expenses	46	101	67
Financing income	(137)	(146)	(105)
Financing income, net	(91)	(45)	(38)

Income before income tax	699	937	1,398
Income tax	178	239	342
Profit for the year	521	698	1,056

Notes to the Consolidated Financial Statements as at December 31, 201

29.2.	Bezeq International Ltd.

Data from the statement of financial position

	December 31, 2013	December 31, 2012
	NIS million	NIS million
Current assets	494	456
Non-current assets	763	803
	1,257	1,259

Current liabilities	311	256
Non-current liabilities	129	180
Total liabilities	440	436
Equity	817	823
	1,257	1,259

Data from the statement of income

	Year ended December 31
	2013	2012	2011
	NIS million	NIS million	NIS million
Revenues	1,433	1,340	1,354
Operating expenses	879	796	788
Gross profit	554	544	566

Selling and marketing expenses	205	209	209
General and administrative expenses	119	117	116
Other expenses (revenues), net	3	(1)	-
Operating profit	227	219	241
Financing expenses (income)
Financing expenses	23	18	11
Financing income	(9)	(10)	(9)
Financing expenses (income), net	14	8	2
Share in the profits of equity-accounted investees	1	1	1
Income before income tax	214	212	240
Income tax expenses	56	52	58
Profit for the year	158	160	182